EXECUTION VERSION

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

Polaris Industries Inc.,

Polaris Sales Inc.,

Beam Merger Sub, LLC

Boat Holdings, LLC

and

Jonathan Victor, as the Holder Representative

Dated as of May 29, 2018

Exhibit A – Certificate of Merger

Exhibit B – Surviving Company Operating Agreement

Exhibit C – Letter of Transmittal

Exhibit D – Form of Merger Consent

Exhibit E – Net Working Capital Calculation

Exhibit F – FIRPTA Certificate

INDEX OF DEFINED TERMS
(OTHER THAN TERMS DEFINED IN SECTION 9.17)

Act	Recitals	Holder Representative Expense Funds	Section 2.1(b)
Affiliate Transactions	Section 3.20	Holder Representative Losses	Section 9.12(b)
Aggregate Offset Amount	Section 8.4(a)	Holder Representative Unused Funds Per Interest Payment	Section 2.2(d)
Agreement	Preamble	Indemnified Party	Section 8.3(a)
Audited Balance Sheet Date	Section 3.5(a)	Indemnifying Party	Section 8.3(b)
Audited Financial Statements	Section 3.5(a)	Independent Accountant	Section 2.4(c)
Base Purchase Price	Section 2.2(d)	Individual Claim Amount	Section 8.2(c)
Buyer	Preamble	Insurance Amount	Section 5.5(b)
Buyer Indemnified Party	Section 8.2(a)	Leases	Section 3.15(b)
Buyer’s Statement	Section 2.4(a)	Letter of Transmittal	Section 2.6(b)
Capital Expenditure Budget	Section 5.1(i)	Material Contracts	Section 3.9(b)
Certificate of Merger	Section 1.3	Merger	Recitals
Closing	Section 1.2	Merger Consent	Section 5.8
Closing Date	Section 1.2	Merger Sub	Preamble
Closing Date Company Unit Consideration	Section 2.2(a)	Non-Management Employees	Section 5.1(j)
Company	Preamble	Notice of Claim	Section 8.3(a)
Company 401(k) Plans	Section 5.6(c)	Objection Statement	Section 2.4(c)
Company Disclosure Letter	Article III Preamble	Offset Claims	Section 8.4(a)
Company Indemnified Party	Section 5.5(a)	Offset Claims Per Interest Payment	Section 8.4(b)
Continuing Employees	Section 5.6(a)	Offset Final Resolution Amount	Section 8.4(a)
Debt Financing	Section 5.10(a)	Outside Date	Section 7.1(b)(i)
Deferred Payment Amount	Section 2.5(a)	Parent	Preamble
Deferred Payment Date	Section 2.5(a)	Party or Parties	Preamble
Deferred Payment Escrow Amount	Section 2.5(b)	Paying Agent	Section 2.6(a)
Deferred Per Interest Payment Amount	Section 2.2(d)	Paying Agent Agreement	Section 2.6(a)
Effective Time	Section 1.3	Payment Fund	Section 2.6(a)
Employment Agreements	Recitals	Per Interest Payment Amount	Section 2.2(d)
Enforceability Exceptions	Section 3.3(a)	Pre-Closing Tax Period	Section 8.2(a)(iii)
Estimated Cash	Section 2.3(a)	Preliminary Allocation Schedule	Section 5.11(f)
Estimated Closing Statement	Section 2.3(a)	Purchase Price Increase Per Interest Payment	Section 2.2(d)
Estimated Indebtedness	Section 2.3(a)	Real Property Lease Amendment	Section 5.14
Estimated Net Working Capital	Section 2.3(a)	Related Party	Section 3.20
Estimated Per Interest Payment Amount	Section 2.2(d)	Restructuring	Section 5.13
Estimated Purchase Price	Section 2.2(d)	Seller Indemnified Party	Section 8.2(d)
Estimated Transaction Expenses	Section 2.3(a)	Straddle Period	Section 8.2(a)(iii)
Excluded Equity Interests	Section 2.2(b)(iii)	Surviving Company	Section 1.1
Final Allocation Schedule	Section 5.12(f)	Tax Claim	Section 5.11(d)
Final Purchase Price	Section 2.2(d)	Threshold Amount	Section 8.2(c)
Financial Statements	Section 3.5(a)	Top Customers	Section 3.23
Financing Source Related Parties	Section 9.15	Top Suppliers	Section 3.23
Financing Sources	Section 9.15	Unaudited Financial Statements	Section 3.5(a)
Fundamental Representations	Section 8.1(a)	Willful Breach	Section 7.2
Holder Representative	Section 9.12(a)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 29, 2018 (this “Agreement”), is made and entered into by and among Polaris Industries Inc., a Delaware corporation (“Parent”), Polaris Sales Inc., a Minnesota corporation (“Buyer”), Beam Merger Sub, LLC a Delaware limited liability company and an indirect wholly-owned Subsidiary of Parent and a direct wholly-owned Subsidiary of Buyer (“Merger Sub”), Boat Holdings, LLC, a Delaware limited liability company (the “Company”), and Jonathan Victor, solely in his capacity as the Holder Representative.  Parent, Buyer, Merger Sub and the Company are referred to individually as a “Party” and collectively as the “Parties.”

Recitals

WHEREAS, the Board of Directors of Buyer, the sole member of Merger Sub and the Board of Directors of the Company have approved and declared advisable the merger of Merger Sub with and into the Company, with the Company surviving the merger as the surviving limited liability company and a wholly-owned Subsidiary of Buyer (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the Limited Liability Company Act of the State of Delaware (the “Act”);

WHEREAS, this Agreement will be adopted, and the transactions contemplated hereby will be approved, in accordance with the Act, the Company’s certificate of formation and the Company LLC Agreement (as defined below), by the written consent of holders of at least a majority of each class of voting interests of the Company Membership Interests (as defined below) by delivery of the Merger Consent (as defined below), as promptly as practicable and in any event within 24 hours following the time this Agreement is executed and delivered by the Parties;

WHEREAS, each of the Boards of Directors of Parent and Buyer, the sole member of Merger Sub, and the board of managers of the Company have each determined it is advisable to engage in the transactions contemplated hereby; and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Key Employees are entering into Employment Agreements (the “Employment Agreements”), all of which shall become effective at the Effective Time;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE CLOSING

Section 1.1.         The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Act, at the Effective Time, and in exchange for the agreed payments set forth in Article II payable by Buyer and/or Parent, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease and the Company shall continue as the surviving limited liability company (the “Surviving Company”). As a result of the Merger, the Surviving Company shall become a wholly-owned Subsidiary of Buyer.

Section 1.2.         Closing.  The closing of the Merger (the “Closing”) shall take place (a) at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, at 9:00 a.m., New York City time, on the second Business Day following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of such conditions or waiver of those conditions), provided, that in no event shall the Closing occur prior to July 2, 2018 or (b) at such other place, time and date as may be agreed to by Parent and the Company.  The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.3.         Effective Time.  On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger in substantially the form of Exhibit A (the “Certificate of Merger”), executed in accordance with the relevant provisions of the Act.  The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time on the Closing Date as Parent, Buyer and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 1.4.         Effects of the Merger.  At and after the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the Act.  Without limiting the generality of the foregoing, and subject thereto, the Surviving Company shall thereupon and thereafter possess all of the rights, property, assets, privileges, powers and franchises, of a public as well as a private nature, of the Company and Merger Sub, and shall become subject to all the debts, liabilities, restrictions, disabilities and duties of each of the Company and Merger Sub (subject to the provisions of this Agreement).

Section 1.5.         Certificate of Formation; Limited Liability Company Agreement.

(a)     At the Effective Time, the certificate of formation of the Company shall remain the certificate of formation of the Surviving Company, until amended in accordance with Law (but subject to Section 5.4).  At the Effective Time, the Company LLC Agreement shall be amended and restated so as to read in its entirely as set forth in Exhibit B (the “Surviving Company Operating Agreement”), until thereafter amended in accordance with applicable Law (but subject to Section 5.4).

Section 1.6.         Directors and Officers of the Surviving Company.

(a)        The sole member of Merger Sub immediately prior to the Effective Time shall be the sole member of the Surviving Company immediately after the Effective Time, in accordance with the certificate of formation and the Surviving Company Operating Agreement.

(b)        The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company immediately after the Effective Time, each to hold office in accordance with the certificate of formation and limited liability company agreement of the Surviving Company until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Surviving Company.

                                        ARTICLE II

CONSIDERATION

Section 2.1.         Closing Payments.  At the Closing and immediately prior to the Effective Time, Buyer shall (and Parent shall cause Buyer to):

(a)            deposit with the Paying Agent, by wire transfer of immediately available funds, an amount equal to the Closing Date Company Unit Consideration, for payment by the Paying Agent to the Company Members in accordance with Section 2.6;

(b)            pay, to the Holder Representative, by wire transfer of immediately available funds, $350,000 (the “Holder Representative Expense Funds”), to be held and used by the Holder Representative for its costs and expenses incurred in connection with its services as the Holder Representative under this Agreement, with any funds remaining following the end of such service to be released in accordance with the terms of this Agreement;

(c)            pay, on behalf of the Company, by wire transfer of immediately available funds, all amounts owing as of the Closing Date under (or otherwise required in connection with the termination of) the Credit Facilities, as contained in the applicable payoff letters provided at least five (5) Business Days prior to the Closing Date; and

(d)            pay, on behalf of the Company, or cause the Company to pay, by wire transfer of immediately available funds, all Estimated Transaction Expenses to the Persons and in the amounts directed by the Company by written instruction provided to Buyer at least five (5) Business Days prior to the Closing Date.

Section 2.2.             Treatment of Company Membership Interests.

(a)            The aggregate consideration to be paid by Buyer to the Company Members on the Closing Date (the “Closing Date Company Unit Consideration”) shall be equal to (i) the Estimated Purchase Price minus (ii) the Holder Representative Expense Funds.  The aggregate consideration to be paid by Buyer to the Company Members (the “Company Unit Consideration”) shall be equal to (i) the Final Purchase Price minus (ii) the Holder Representative Expense Funds, plus (iii) the aggregate amount of payments of the Deferred Payment Amount on any Deferred Payment Date (as such payments may be reduced pursuant to Section 2.4 or Article VIII).

(b)            At the Effective Time, by virtue of the Merger and without any further action on the part of any Party or any holder of any Company Membership Interests:

                                                     (i)     each Company Membership Interest (other than Excluded Equity Interests) outstanding immediately prior to the   Effective Time shall be converted into the right to receive, at such time, subject to the conditions and in the manner provided pursuant to this Agreement, (A) an amount in cash, without interest, equal to the Estimated Per Interest Payment Amount, (B) at such time as the Final Purchase Price is determined in accordance with Section 2.4, an amount in cash, without interest, equal to the Purchase Price Increase Per Interest Payment, (C) at any Deferred Payment Date, an amount in cash, without interest, equal to the Deferred Per Interest Payment Amount, and (D) subject to Section 9.12, an amount in cash, without interest, equal to the Holder Representative Unused Funds Per Interest Payment, and by virtue of the Merger, each Company Member is deemed to have withdrawn as a member of the Company as of the Effective Time, and, as of the Effective Time, Buyer shall be the sole member of the Company;

                                                     (ii)     each membership interest of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted automatically into and exchanged for one membership interest of the Surviving Company; and

                                                     (iii)     all Equity Interests of the Company and any rights to acquire any Equity Interests of the Company issued and outstanding immediately prior to the Effective Time and owned by Parent, Buyer, Merger Sub or the Company or any direct or indirect Subsidiary of any of them (collectively, the “Excluded Equity Interests”) shall be cancelled and extinguished and no payment or consideration shall be made or delivered with respect thereto.

(c)            At the Closing, pursuant to Section 2.2(b)(ii), Buyer shall cause the Company to deliver to Buyer the number of membership interests in the Surviving Company equal to the number of membership units of Merger Sub issued and outstanding and held by Buyer immediately prior to the Effective Time.

(d)            For purposes of this Agreement:

“Deferred Per Interest Payment Amount ” means, with respect to any Company Membership Interest, the amount that would be distributed in respect of such Company Membership Interest in accordance with Section 5.1(b) of the Company LLC Agreement upon the consummation of a sale of the Company with a distribution amount that is equal to the Deferred Payment Amount, in accordance with the Updated Distribution Waterfall.

“Estimated Per Interest Payment Amount ” means, with respect to any Company Membership Interest, the amount that would be distributed in respect of such Company Membership Interest in accordance with Section 5.1(b) of the Company LLC Agreement upon the consummation of a sale of the Company with a distribution amount that is equal to the Closing Date Company Unit Consideration, in accordance with the Distribution Waterfall.

“Estimated Purchase Price” means an amount equal to (i) $725,000,000 (the “Base Purchase Price”) plus (ii) the amount, if any, by which the Estimated Net Working Capital exceeds the highest number in the Target Working Capital Range, minus (iii) the amount, if any, by which the Estimated Net Working Capital is less than the lowest number in the Target Working Capital Range, plus (iv) the amount of Estimated Cash, minus (v) the amount of Estimated Indebtedness, minus (vi) the amount of Estimated Transaction Expenses. For purposes of this definition, if the Estimated Net Working Capital is within the Target Working Capital Range, no adjustments shall be made pursuant to clauses (ii) and (iii).

“Final Purchase Price” means an amount equal to (i) the Base Purchase Price, plus (ii) the amount, if any, by which the Closing Net Working Capital exceeds the highest number in the Target Working Capital Range, minus (iii) the amount, if any, by which the Closing Net Working Capital is less than the lowest number in the Target Working Capital Range, plus (iv) the amount of Closing Cash, minus (v) the amount of Closing Indebtedness, minus (vi) the amount of Closing Transaction Expenses. For purposes of this definition, if the Closing Net Working Capital is within the Target Working Capital Range, no adjustments shall be made pursuant to clauses (ii) and (iii).

“Holder Representative Unused Funds Per Interest Payment” means, with respect to any Company Membership Interest, the amount that would be distributed in respect of such Company Membership Interest in accordance with Section 5.1(b) of the Company LLC Agreement upon the consummation of a sale of the Company with a distribution amount that is equal to the amount of any remaining Holder Representative Expense Funds following the payment by the Holder Representative of all costs and expenses incurred by the Holder Representative, in its capacity as such, in accordance with the Updated Distribution Waterfall.

“Per Interest Payment Amount” means, with respect to any Company Membership Interest, the amount that would be distributed in respect of such Company Membership Interest in accordance with Section 5.1(b) of the Company LLC Agreement upon the consummation of a sale of the Company with a distribution amount that is equal to the Company Unit Consideration, in accordance with the Distribution Waterfall or the Updated Distribution Waterfall, as applicable.

“Purchase Price Increase Per Interest Payment” means, with respect to any Company Membership Interest, the amount that would be distributed in respect of such Company Membership Interest in accordance with Section 5.1(b) of the Company LLC Agreement upon the consummation of a sale of the Company with a distribution amount that is equal to the excess, if any, of (i) the Final Purchase Price minus (ii) the Estimated Purchase Price, in accordance with the Updated Distribution Waterfall; provided that if the Final Purchase Price is equal to or less than the Estimated Purchase Price, the Purchase Price Increase Per Interest Payment shall equal $0.

Section 2.3.              Determination of Purchase Price.

(a)            Promptly after determination of the anticipated Closing Date and at least five (5) Business Days prior to the Closing Date, the Company will deliver to Buyer a written statement (the “Estimated Closing Statement”) containing (i) the Company’s good faith calculation of (A) the estimated Net Working Capital, as of the Adjustment Time (“Estimated Net Working Capital”), (B) the estimated Cash of the Company and the Company Subsidiaries, as of the Adjustment Time (“Estimated Cash”), (C) the estimated Indebtedness of the Company and the Company Subsidiaries, as of immediately prior to the Closing (“Estimated Indebtedness”), (D) the estimated unpaid Transaction Expenses, as of immediately prior to the Closing (“Estimated Transaction Expenses”), (E) the Estimated Purchase Price, and (F) the Closing Date Company Unit Consideration, and (ii) the Company’s good faith draft of the Distribution Waterfall, which shall be prepared in accordance with the Company LLC Agreement.

(b)            During the period after the delivery of the Estimated Closing Statement and prior to the Closing Date, Buyer shall have an opportunity to review the Estimated Closing Statement and the Company shall cooperate with Parent in good faith to mutually agree upon the Estimated Closing Statement in the event Buyer disputes any item proposed to be set forth on such statement; provided that if the Company and Buyer are not able to reach a mutual agreement prior to the Closing Date, the Estimated Closing Statement provided by the Company to Parent, as modified to include any changes agreed to in writing by the Company and Buyer, shall be the Estimated Closing Statement for purposes of this Section 2.3 and otherwise in this Agreement; provided further, that the Closing shall not be delayed in respect of any such comments proposed by Buyer and in no event shall the proposal of such comments or the delivery of such Estimated Closing Statement be deemed to constitute the agreement of Buyer as to any of the estimated amounts set forth in such Estimated Closing Statement, and in no way shall the delivery of the Estimated Closing Statement or the consummation of the Closing be construed as a waiver by Buyer of its rights under Section 2.4. Notwithstanding anything to the contrary herein, the parties acknowledge and agree, and each Company Member shall acknowledge and agree in such Company Member’s Letter of Transmittal, if applicable, that Buyer shall be entitled to rely on the Company’s calculation of the Closing Date Company Unit Consideration, the Distribution Waterfall and the Estimated Per Interest Payment Amount payable with respect to each Company Member set forth in the Estimated Closing Statement, as setting forth a true, complete and accurate listing of all items set forth therein and a true, complete and accurate calculation of the amounts to which such Company Members are entitled pursuant to the Company LLC Agreement, as in effect as of immediately prior to the Effective Time, in connection with the transactions contemplated by this Agreement, and in no event shall Buyer or any of its Affiliates (including, following the Closing, the Surviving Company and its Subsidiaries) have any liability to the Company Member or to any other Person for the calculation or allocation of any item or amount set forth therein.

Section 2.4.              Post-Closing Purchase Price Adjustment.

(a)            As promptly as practicable and in any event within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to the Holder Representative a statement (the “Buyer’s Statement”) setting forth in reasonable detail its calculation of (i) the Closing Net Working Capital, (ii) the Closing Cash, (iii) Closing Indebtedness and (iv) the Closing Transaction Expenses.  The Buyer’s Statement shall be unaudited but shall be prepared in a manner consistent with the Accounting Principles and the Net Working Capital Calculation, including as to line items and the classification of asset and liability line items set forth thereon.

(b)            After delivery of the Buyer’s Statement, Buyer shall give the Holder Representative reasonable access, at reasonable times and upon reasonable advance notice, to review the work papers, schedules, memoranda and other documents prepared or reviewed by Parent, Buyer, the Surviving Company and their respective Representatives in connection with the preparation of the Buyer’s Statement and Parent, Buyer and the Surviving Company shall cause their respective Representatives to reasonably cooperate with and respond to such inquiries and otherwise reasonably cooperate with the Holder Representative in the review of the Buyer’s Statement, including by providing reasonable access to the books and records of the Surviving Company in connection therewith, provided however, that the independent accountants of Parent, Buyer or the Surviving Company shall not be obligated to make any working papers available to the Holder Representative unless and until the Holder Representative has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants; provided, further, that any such access shall be subject to such additional limitations as Parent may reasonably require to prevent material disruption of the business of Parent or the Surviving Company and their respective Subsidiaries, the disclosure of any confidential or legally privileged information, or the disclosure or use of any personal information other than in compliance with applicable privacy or data protection Laws. Parent shall use commercially reasonable efforts not to, and shall cause its Subsidiaries (including the Surviving Company) to use commercially reasonable efforts not to, take any action to limit the Holder Representative’s access to the books and records of, and the current and former personnel and advisors of, the Surviving Company and its Subsidiaries in a manner that would frustrate the purposes of this Section 2.4.

(c)            Within forty-five (45) days after delivery of the Buyer’s Statement to the Holder Representative, the Holder Representative will advise Buyer in writing whether it agrees with the Buyer’s Statement or whether the Holder Representative objects to it.  If the Holder Representative disputes any amounts reflected on the Buyer’s Statement, it shall deliver to Buyer a statement setting forth its objections thereto, setting forth, in reasonable detail, the basis for such dispute, the dollar amounts involved and the Holder Representative’s calculation of the Buyer’s Statement, within forty-five (45) days of Buyer’s delivery of the Buyer’s Statement to the Holder Representative (such written notice of objection, the “Objection Statement”).  If an Objection Statement is not delivered to Parent within forty-five (45) days after delivery of the Buyer’s Statement to the Holder Representative, the Buyer’s Statement shall be final, binding and non-appealable by the parties hereto absent fraud or manifest error.  The Holder Representative and Parent shall negotiate in good faith to resolve any objections made by the Holder Representative in the Objection Statement, but if they do not reach a final resolution within thirty (30) days after the delivery of the Objection Statement, either the Holder Representative or Parent may submit the issues in the Objection Statement that remain in dispute for final resolution to PricewaterhouseCoopers or if such firm is unable to serve, to an independent certified public accounting firm of national reputation mutually agreed by the Holder Representative and Parent (the firm so determined, the “Independent Accountant”).  Each Party agrees to execute, if requested by the Independent Accountant, a reasonable and customary engagement letter, including customary indemnities.  The Independent Accountant shall consider only those items and amounts in the Objection Statement which Parent and the Holder Representative are unable to resolve and only on the basis that (i) an amount reflected in the Buyer’s Statement does not reflect, or has not been made in a manner consistent with, the provisions of this Agreement and (ii) an amount reflected in the Buyer’s Statement (if different from an amount reflected in the balance sheet of the Company as of March 31, 2018 included in the Financial Statements) is based on facts or occurrences arising solely between March 31, 2018 and the Adjustment Time.  In resolving any item of dispute, the Independent Accountant may not assign a value to any item greater than the greatest value for such item claimed by either Parent and the Holder Representative or less than the smallest value for such item claimed by either Parent or the Holder Representative.  Parent and the Holder Representative shall use their commercially reasonable efforts to cause the Independent Accountant to resolve all disagreements in the Objection Statement as soon as practicable and in any event within thirty (30) days after the submission of any dispute to the Independent Accountant.  The Independent Accountant shall make its determination (x) based solely on the documentation submitted by, and presentations made by, Parent and Holder Representative (any such documentation or presentation must be provided to the other party prior to its submission or presentation to the Independent Accountant) and (y) in a manner consistent with the Accounting Principles and the Net Working Capital Calculation and the definitions of Estimated Purchase Price, Final Purchase Price and Net Working Capital (and each of the defined terms used in each of those terms or in which those terms are used and the related provisions of this Agreement).  The resolution of the dispute by the Independent Accountant shall be final, binding and non-appealable on the parties hereto absent fraud or manifest error.  The costs and expenses of the Independent Accountant shall be borne by Parent and the Holder Representative (solely on behalf of the Company Members) based on the percentage which the portion of the contested amount not awarded to such Party bears to the amount actually contested by such Party, as finally determined by the Independent Accountant. During the review by the Independent Accountant, the Holder Representative and Parent shall each make available to the Independent Accountant such party’s current and former personnel and such information, books, records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 2.4; provided, however, that the independent accountants of the Holder Representative or Parent shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.

(d)            Promptly following the determination of the Final Purchase Price, and in any event within five (5) Business Days thereof, the Holder Representative shall deliver to Buyer the Updated Distribution Waterfall.

(e)            If the Final Purchase Price is greater than the Estimated Purchase Price, no later than five (5) Business Days after the Final Purchase Price has been determined, Buyer shall (and Parent shall cause Buyer to) deposit with the Paying Agent an amount equal to the excess of (i) the Final Purchase Price minus (ii) the Estimated Purchase Price for payment of the Purchase Price Increase Per Interest Payment owed, with respect to all Company Membership Interests, to the former Company Members.

The Paying Agent shall promptly disburse the funds received pursuant to this Section 2.4(e) to the former Company Members in accordance with the Updated Distribution Waterfall and in accordance with this Article II.

(f)             If the Final Purchase Price is less than or equal to the Estimated Purchase Price, Buyer shall reduce any Deferred Payment Amount (subject to Section 8.4) dollar-for-dollar in an aggregate amount equal to the Estimated Purchase Price minus the Final Purchase Price, which reduction shall be Parent’s sole and exclusive remedy with respect thereto.

Section 2.5.             Deferred Payments.

(a)            On or prior to each anniversary of the Closing Date beginning on and including the first anniversary of the Closing Date and ending on and including the twelfth anniversary of the Closing Date, or in each case, if such date is not a Business Day, the first Business Day following such date (each, a “Deferred Payment Date”), Buyer shall (and Parent shall cause Buyer to) deposit, or cause the Surviving Company to deposit, with the Paying Agent an amount equal to the Deferred Payment Amount.  The Parties and the Holder Representative shall cause the Paying Agent to promptly disburse, on or promptly following each such Deferred Payment Date, the Deferred Per Interest Payment Amount owed with respect to all Company Membership Interests to the former Company Members in accordance with the Updated Distribution Waterfall and in accordance with this Article II, as such amount may be reduced pursuant to Section 2.4 or Article VIII. The “Deferred Payment Amount” means $8,333,333.

(b)            In the event of the occurrence of any of the following events, any Deferred Payment Amounts that have not been paid shall be immediately due and payable into an escrow account to be established at such time with an escrow agent reasonably acceptable to Parent and the Holder Representative, and Parent and the Holder Representative shall enter into an escrow agreement with such escrow agent on terms reasonably acceptable to Parent and the Holder Representative, which escrow agreement shall provide that the escrow agent shall not release funds deposited in such escrow account other than upon joint instruction from Parent and the Holder Representative or upon an order of a court of competent jurisdiction (such amount deposited in such escrow account, the “Deferred Payment Escrow Amount”): (1) Parent, Buyer or the Surviving Company commences any proceeding in bankruptcy or for dissolution, liquidation, winding-up, or other relief under state or federal bankruptcy laws, (2) any such proceeding is commenced against Parent, Buyer or the Surviving Company, or a receiver or trustee is appointed for Parent, Buyer or the Surviving Company or a substantial part of its respective property, and such proceeding or appointment is not dismissed or discharged within one hundred and twenty (120) days after its commencement, (3) Parent, Buyer or the Surviving Company makes an assignment for the benefit of creditors, or petitions or applies to any tribunal for the appointment of a custodian, receiver or trustee for all or substantially all of its assets or has a receiver, custodian or trustee appointed for all or substantially all of its assets, (4) any attempted assignment of Buyer’s and/or Parent’s obligations under this Section 2.5 without the prior written consent of the Holder Representative, other than to an acquiror of all or substantially all of the assets of the business of the Surviving Company, (5) any default in any payment obligation with respect to any Indebtedness of Parent, Buyer or the Surviving Company in a principal amount exceeding $100,000,000, and such default shall continue after the applicable grace period and shall result in the acceleration of such Indebtedness, (6) the failure of Parent or Buyer to make a payment required by Section 2.5(a) when such payment shall become due and payable, which failure has not been cured within thirty (30) days of the receipt by Parent of written notice thereof from the Holder Representative. Following an event described in clauses (1) through (6) of the previous sentence, the Deferred Payment Escrow Amount shall remain subject to reduction pursuant to Section 2.4 or Article VIII, and any remainder of such amount shall be due and payable from such escrow account to the Paying Agent ratably on each Deferred Payment Date in such amounts as set forth in Section 2.5(a), to be disbursed to the former Company Members in accordance with the Updated Distribution Waterfall as set forth in Section 2.5(a), and on or prior to each Deferred Payment Date, Parent and the Holder Representative shall jointly instruct the escrow agent to make such payment on such Deferred Payment Date in accordance with this Agreement.

(c)            Except as may be prohibited by applicable Law, all of the Holder Representative’s rights and remedies on behalf of the former Company Members with respect to any Deferred Payment Amounts shall be cumulative and may be exercised singularly or concurrently.  Election by the Holder Representative to pursue (or not to pursue) any remedy shall not exclude pursuit of any other remedy. If any Deferred Payment Amount is disputed, collected or enforced through an attorney, by lawsuit, or through probate, bankruptcy or other Proceeding, then all costs of such dispute, collection and enforcement, including reasonable attorney’s fees and court costs, incurred by the prevailing party in such dispute shall be borne by the other party, and any such costs recovered by the Holder Representative pursuant to this sentence shall be due and owing to the former Company Members in addition to other amounts due.  For purposes of the preceding sentence, the Holder Representative will be deemed to prevail if any recovery is made by the Holder Representative with respect to such dispute and Parent will be deemed to prevail if no recovery is made by the Holder Representative with respect to such dispute.

Section 2.6.             Paying Agent and Letter of Transmittals.

(a)            Prior to the Effective Time, Buyer and the Holder Representative shall enter into a paying agent agreement (the “Paying Agent Agreement”), in a form reasonably acceptable to Buyer and the Holder Representative, with a paying agent reasonably acceptable to Buyer and the Holder Representative (the “Paying Agent”).  Any funds deposited with the Paying Agent shall be held in a non-interest bearing account or in an account in which the Paying Agent may undertake in investments with the funds thereof as mutually agreed by the Paying Agent, Buyer, the Company and the Holder Representative (the “Payment Fund”) and used to satisfy the payments required to be made to the former holders of Company Membership Interests in accordance with this Article II.  If for any reason the cash in the Payment Fund shall be insufficient (including because of investment loss) to fully satisfy all of the payment obligations to be made pursuant to this Article II, Buyer shall promptly deposit into the Payment Fund the amount of cash required to fully satisfy such cash payment obligations.  Except as provided for in this Agreement, the Payment Fund shall not be used for any other purpose.

(b)            As promptly as practicable after the date of this Agreement, the Paying Agent shall deliver to each Company Member a letter of transmittal in substantially the form attached hereto as Exhibit C (the “Letter of Transmittal”), to be completed and delivered by each such Company Member to effect (subject to the occurrence of the Closing) the exchange of such Company Member’s Company Membership Interests (including the surrender of any certificates evidencing such Company Membership Interests, to the extent applicable) for the payment of the applicable Estimated Per Interest Payment Amount for each Company Membership Interest surrendered thereby, without any interest thereon.  Upon completion and delivery of a duly executed Letter of Transmittal, the Company Member shall be entitled, following the Effective Time, to receive in exchange for each Company Membership Interest surrendered thereby, an amount equal to the applicable Estimated Per Interest Payment Amount with respect to such Company Membership Interest, subject to and in accordance with the Distribution Waterfall. With respect to any Company Member that delivers a duly completed and executed Letter of Transmittal (and properly surrenders any certificates, if applicable) at least five (5) Business Days prior to the Closing Date, the Parties shall, to the extent reasonably practicable, cause the Paying Agent to pay or cause to be paid the applicable Estimated Per Interest Payment Amount to such Company Member on the Closing Date for each Company Membership Interest surrendered by the applicable Letter of Transmittal; otherwise, the Parties shall cause the Paying Agent to pay to such Company Member, in accordance with the terms of this Agreement, the applicable Estimated Per Interest Payment Amount for each Company Membership Interest surrendered by the applicable Letter of Transmittal no later than five (5) Business Days following receipt of such duly executed and completed Letter of Transmittal (and proper surrender of any certificates, if applicable). Until any such duly executed Letter of Transmittal is delivered (and any applicable certificates, if any, surrendered) as contemplated by this Section 2.6, each Company Membership Interest (other than the Excluded Equity Interests) shall be deemed, from and after the Effective Time, to represent only the right to receive the payment of the consideration set forth in Section 2.2.

(c)            All payments in respect of Company Membership Interests made by the Paying Agent shall be made by check or wire transfer in accordance with the instructions set forth in the applicable Letter of Transmittal.

(d)            If any Company Membership Interests are not surrendered in accordance with Section 2.6(b) prior to the date that is one (1) year after the Effective Time, any unclaimed amounts with respect thereto (including interest thereon, if any) shall, to the extent permitted by applicable Law, be delivered to and become the property of the Surviving Company upon its demand therefor, and may be commingled with the general funds of the Surviving Company, free of interest.  Thereafter, any Company Member shall look only to the Surviving Company or Buyer (subject to applicable abandoned property, escheat and similar Laws) for payment of their claim to the aggregate Per Interest Payment Amount to which such Company Member is entitled for its Company Membership Interests, without any interest thereon. None of Buyer, Merger Sub, or the Company shall be liable to any Person for any amount delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(e)            No distributions with respect to Equity Interests of the Surviving Company with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Membership Interest.

(f)            All consideration paid in respect of the surrender or exchange of Company Membership Interests in accordance with the terms hereof shall be deemed to be in satisfaction of all rights pertaining to such Company Membership Interests.  If, after the Effective Time, Company Membership Interests are presented to Buyer or the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Section 2.6.

(g)            If any consideration is to be paid to a Person other than the Person in whose name the Company Membership Interests surrendered in exchange therefor is registered, it shall be a condition to such exchange that the Person requesting such exchange shall deliver all documents reasonably required to evidence and effect such transfer and shall pay to the Surviving Company any transfer or other Taxes payable by the Surviving Company required by reason of the payment of such consideration to a Person other than the registered holder of the Company Membership Interest so surrendered, or such Person shall establish to the reasonable satisfaction of the Surviving Company that such Tax has been paid or is not applicable.

(h)            Notwithstanding anything in this Agreement to the contrary, if any certificate representing Company Membership Interests shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by the Company or the Surviving Company, the posting by such person of a bond in such reasonable amount as the Company or the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such certificate, the Surviving Company shall issue in exchange for such lost, stolen or destroyed certificate the consideration payable in respect thereof pursuant to this Agreement.

Section 2.7.             Withholding.  Notwithstanding anything in this Agreement to the contrary, Parent, Buyer, the Surviving Company and the Paying Agent (and any Affiliate thereof or any other withholding agent) shall be entitled to deduct and withhold from the amounts payable pursuant to this Agreement (including to any holder of Company Membership Interests), such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Law; provided that the Parent, Buyer, Surviving Company or Paying Agent, or any Affiliate thereof or any other withholding agent, as applicable, shall notify the recipient of the payment from which an amount is to be deducted and withheld pursuant to this paragraph of its intent to withhold, not less than four days prior to making such payment (or if the recipient has not provided the necessary withholding documentation by such time, then as soon as reasonably practicable before making such payment), and shall permit such recipient to reduce the amount so deducted and withheld, if possible, including through the provision of any Tax forms, reports or certificates.  Any amount so deducted or withheld and duly paid over to the applicable governmental authority shall be treated as having been paid to the Person in respect of which such deduction or withholding was made.  For the avoidance of doubt, (i) there shall be no withholding pursuant to Section 1445 of the Code so long as the Company has complied with Section 6.2(e)(v) and (ii) there shall be no withholding with respect to a Company Member pursuant to Code Section 1446(f) so long as such Company Member has provided a correctly completed and duly executed Non-Foreign Affidavit for Individual Holders or Non-Foreign Affidavit for Entity Holders, as applicable, with such Company Member’s Letter of Transmittal.

                               ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in the corresponding section of the letter (the “Company Disclosure Letter”) delivered to Parent by the Company at the time of the execution of this Agreement (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent, Buyer and Merger Sub as follows:

Section 3.1.             Organization and Corporate Power.

(a)            The Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority has not been and would not reasonably be expected to be material and adverse to the Company.  The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            The Company has made available to Parent true and complete copies of the Constituent Documents of the Company, each as in effect on the date of this Agreement.  The Company is not in violation of any provision of its Constituent Documents in a non-de minimis manner.

(c)            Each of the Company Subsidiaries is a corporation or other legal entity duly incorporated or formed, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or formation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)            The Company has made available to Parent true and complete copies of the Constituent Documents of each of the Company Subsidiaries, each as in effect on the date of this Agreement.  None of the Company Subsidiaries is in material violation of any provision of its respective Constituent Documents.

Section 3.2.             Capitalization.

(a)            Section 3.2(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of all the issued and outstanding Company Membership Interests and, in each case, the name of the holder thereof as of the date hereof.  All of the issued and outstanding Company Membership Interests were duly authorized and validly issued, are fully paid, non-assessable and free of preemptive rights and were not issued in violation of any securities Laws or any preemptive rights. No Subsidiary of the Company owns any Equity Interests of the Company.

(b)            (i) The Company does not have any Company Membership Interests or other Equity Interests of the Company outstanding except as set forth in Section 3.2(b)(i) of the Company Disclosure Letter, (ii) neither the Company nor any Company Subsidiary has issued, granted or is bound by any outstanding options, equity-based awards, equity-linked securities, phantom stock, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into Company Membership Interests or other Equity Interests of the Company or any Company Subsidiary except as set forth in Section 3.2(b)(ii) of the Company Disclosure Letter and (iii) neither the Company nor any Company Subsidiary is party to any Contract obligating the Company or any Company Subsidiary to (A) issue, transfer or sell any Company Membership Interests or other Equity Interests of the Company or any Company Subsidiary or securities convertible into or exchangeable or exercisable for Company Membership Interests or other Equity Interests of the Company or any Company Subsidiary, (B) issue, grant or be bound by any options, equity-based awards, equity-linked securities, phantom stock, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into Company Membership Interests or other Equity Interests of the Company or any Company Subsidiary or (C) redeem, repurchase or otherwise acquire any Company Membership Interests or other Equity Interests of the Company or any Company Subsidiary.

(c)            Set forth in Section 3.2(c) of the Company Disclosure Letter is each Contract to which the Company or any Company Subsidiaries is a party that restricts the transfer of, that relates to (or that provide a proxy for) the voting of, or that provides registration rights in respect of, any Company Membership Interests or other Equity Interests of the Company or any Company Subsidiary.  There are no bonds, debentures, notes or other indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Membership Interests may vote.

(d)            Section 3.2(d) of the Company Disclosure Letter sets forth a complete list of each Company Subsidiary, together with its jurisdiction of incorporation or formation and the ownership interest of the Company (or another Company Subsidiary) in such Company Subsidiary.  The Company and the Company Subsidiaries own, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries, free and clear of any Liens, other than transfer and other restrictions under applicable securities Laws, and all of such outstanding shares of stock or other Equity Interests have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights.

(e)            The Company and the Company Subsidiaries do not own, directly or indirectly, any capital stock or Equity Interests of any other Person (other than the Company Subsidiaries).

Section 3.3.             Authority.

 (a)        The Company has all requisite organizational power and authority to execute and deliver this Agreement and the other Transaction Agreements, to perform its obligations under this Agreement and the other Transaction Agreements and, subject to obtaining the Merger Consent, to consummate the Merger and the other transactions contemplated hereby and thereby.  The execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements and the consummation by the Company of the Merger and the other transactions contemplated hereby and thereby have been duly authorized by all necessary organizational action on the part of the Company, subject, in the case of the effectuation of the Merger, to receipt of the Merger Consent and no other organizational proceeding on the part of the Company or the Company Members is necessary to authorize this Agreement (other than the Merger Consent).  The Company has duly executed and delivered this Agreement and the other Transaction Agreements to which it is a party and, assuming the due authorization, execution and delivery by Parent and Merger Sub hereof and thereof, each of this Agreement and the other Transaction Agreements to which the Company is a party constitutes the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity (the “Enforceability Exceptions”).

(b)            The Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) declaring that this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby, including the Merger, are fair to and in the best interests of the Company and the Company Members, (ii) approving and declaring this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby, including the Merger, advisable and (iii) recommending that the Company Members adopt this Agreement.

Section 3.4.             Consents and Approvals; No Conflicts.

(a)            No consent, approval, clearance, permit or authorization of, or registration or filing with, or notice to, any Governmental Entity is required to be made or obtained by the Company or any Company Subsidiary in connection with the execution or delivery of this Agreement and the other Transaction Agreements or the consummation of the transactions contemplated hereby or thereby, except for (i) any notices or filings by the Company with the HSR Act and the expiration or termination of any applicable waiting periods (or approval) thereunder, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the Act and (iii) the consents and approvals of the Governmental Entities set forth in Section 3.4(a) of the Company Disclosure Letter.

(b)            The execution, delivery and performance of this Agreement and the other Transaction Agreements by the Company does not, and the consummation by the Company of the transactions contemplated hereby and thereby will not: (i) conflict with or violate any provision of the Constituent Documents of the Company or any Company Subsidiary (assuming the Merger Consent is obtained), or (ii) assuming the filings, consents, approvals and waiting periods referred to in Section 3.4(a) are duly made, obtained or satisfied and the Merger Consent is obtained (A) violate any Law or Order, in either case, applicable to the Company or any Company Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in the loss of any benefit under, require a payment or incur a penalty under, require any consent, notice or other action under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any Company Subsidiaries under, any Material Contract, except, in the case of this clause (ii), for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to the Company and the Company Subsidiaries, taken as a whole.

Section 3.5.             Financial Statements and Undisclosed Liabilities.

(a)            Section 3.5 of the Company Disclosure Letter sets forth true, complete and correct copies of: (i) the Company’s audited consolidated balance sheets as of December 31, 2017, December 31, 2016 and December 31, 2015 and the related consolidated statements of income, cash flows and changes in members’ equity for the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015 (the “Audited Financial Statements”); and (ii) the Company’s unaudited consolidated balance sheet as of March 31, 2018, and the related consolidated statements of income, cash flows and changes in members’ equity for the 3 months ended March 31, 2018 and the corresponding periods for 2017 (the “Unaudited Financial Statements”, together with the Audited Financial Statements, the “Financial Statements”). December 31, 2017 is referred to herein as the “Audited Balance Sheet Date”.

(b)            The Financial Statement (i) have been derived from the accounting books and records of the Company and the Company Subsidiaries, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), except that the Unaudited Financial Statements have been prepared on a consistent basis with prior interim periods, to the extent inconsistent with GAAP and (iii) fairly present, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries and the consolidated results of operations, members’ equity and cash flows as of the dates and for the respective periods indicated (subject, in the case of the Unaudited Financial Statements, to normal year-end audit adjustments and the absence of notes, none of which individually or in the aggregate are material to the Company or its Subsidiaries).  Neither the Company nor any of its Subsidiaries maintains any “off balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the SEC.

(c)            The Company maintains internal controls over financial reporting that are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s (or the Company Subsidiaries’) assets that could have a material effect on the Company’s financial statements. All significant deficiencies in the Company’s internal controls over financial reporting identified in the report from the Company’s independent auditors to the Company Board dated as of March 23, 2018 have been remediated in all respects. There are no significant deficiencies or material weaknesses (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting, which reasonably would be expected to adversely affect the Company’s ability to record, process, summarize and report financial information. Since January 1, 2015, the Company has not identified and has not been advised by the Company’s auditors of any fraud or allegation of fraud, whether or not material, that involves management or other employees of the Company who have a role in the Company’s or any of its Subsidiaries internal controls over financial reporting.

(d)            The Company and the Company Subsidiaries do not have any liabilities or obligations of any nature (whether absolute, contingent, accrued or otherwise), except for those liabilities and obligations (i) reflected or reserved against in the last balance sheet contained in the Unaudited Financial Statements, (ii) incurred since the date of the balance sheet included in the Unaudited Financial Statements in the ordinary course of business consistent with past practice, (iii) incurred in accordance with the transactions contemplated by this Agreement, (iv) executory contract obligations under any Contract of the Company or its Subsidiaries or (v) that, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.6.             Absence of Certain Changes or Events.  Since the Audited Balance Sheet Date (a) through the date of this Agreement, there has not been a Company Material Adverse Effect and (b) through the date of this Agreement the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice and there has not been any action taken by the Company or its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing Date without Parent’s consent, would constitute a breach of Sections 5.1(a), (b), (d), (e), (f), (i), (j), (m), (n), (o), (p) or (r).

Section 3.7.         Legal Proceedings.  There are no Proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of the Company or any of the Company Subsidiaries (in their capacity as officers or directors thereof) except, in each case, for those Proceedings that, individually or in the aggregate, would not reasonably be expected to result in material liability to the Company and the Company Subsidiaries, taken as a whole, or prevent or materially impair the Company’s ability to consummate the transactions contemplated by this Agreement.  Neither the Company nor any of the Company Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those Orders that, individually or in the aggregate, would not reasonably be expected to (a) result in material liability to the Company and the Company Subsidiaries, taken as a whole, (b) impose material restrictions or limitations on the business or operations of the Company or any Company Subsidiary or (c) prevent or materially impair the Company’s ability to consummate the transactions contemplated by this Agreement.

Section 3.8.             Compliance with Laws; Permits.

(a)            The Company and the Company Subsidiaries are, and since January 1, 2015 have been, in compliance with all (and have not violated any) applicable Laws, Standards and Orders, except for any failure to comply or violation that, individually or in the aggregate, would not reasonably be expected to (a) result in material liability to the Company and the Company Subsidiaries, taken as a whole, (b) impose material restrictions or limitations on the business or operations of the Company or any Company Subsidiary or (c) prevent or materially impair the Company’s ability to consummate the transactions contemplated by this Agreement.

(b)            Since January 1, 2015, neither the Company nor any Company Subsidiary, nor to the Knowledge of the Company, any of their respective directors or officers has received any written notice, subpoena, written demand, written inquiry or written information requests from a Governmental Entity alleging or seeking information to determine whether the Company or any Company Subsidiary is or was in non-compliance with or violation of any Law, Standard, Order or Permit.  To the Knowledge of the Company, no investigation (whether civil, criminal, administrative or investigative or review by any Governmental Entity) with respect to the Company or any Company Subsidiary is pending or threatened, nor has any Governmental Entity indicated to the Company, any Company Subsidiary or any of their respective directors or officers an intention to conduct the same.

(c)            The Company and each of the Company Subsidiaries hold and are in compliance with, and since January 1, 2015 have held and have been in compliance with, all Permits necessary for the lawful conduct of their business and the ownership and use of their properties and assets and each of such Permits is valid and in full force and effect, except where the failure to so hold or be in compliance with such Permit, individually or in the aggregate, would not reasonably be expected to (a) result in material liability to the Company and the Company Subsidiaries, taken as a whole, (b) impose material restrictions or limitations on the business or operations of the Company or any Company Subsidiary or (c) prevent or materially impair the Company’s ability to consummate the transactions contemplated by this Agreement.

(d)            The Company and its Subsidiaries and, to the Knowledge of the Company, their respective directors, officers and employees (in their capacity as such), are, and for a period of five (5) years prior to the date hereof have been, in compliance with Anti-Corruption Laws, Anti-Money Laundering Laws, and applicable Sanctions. None of the Company or its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers or employees, is the subject of Sanctions.  No Proceeding or notice of violation by or before any Governmental Entity involving the Company or any of its Subsidiaries with respect to Anti-Corruption Laws, Anti-Money Laundering Laws, and applicable Sanctions has, within the last three years, been or is pending or, to the Knowledge of the Company, threatened.

(e)            Except as would not be, or would not reasonably be expected to be, individually or in the aggregate, material and adverse to the Company and its Subsidiaries, taken as a whole (i) each of the Company and its Subsidiaries are in compliance, and since January 1, 2015 have at all times been in compliance with all Data Protection Laws applicable to the conduct of the business or operations of the Company and its Subsidiaries, (ii) each of the Company and its Subsidiaries have made all required registrations and notifications in accordance with all applicable Data Protection Laws, (ii) each of the Company and its Subsidiaries have taken commercially reasonable steps, compliant with applicable Data Protection Laws to protect the confidentiality, integrity, and security of any Personal Data it collects, (iii) neither the Company nor any of its Subsidiaries has received any subpoenas, demands, or other written notices from any Governmental Entity investigating, inquiring into, or otherwise relating to any actual or potential violation of any Data Protection Law and (iv) since January 1, 2015, there have been no failures, crashes, security breaches, or other adverse events or incidents related to Personal Data affecting the Company or any of its Subsidiaries which have caused the unauthorized disclosure of Personal Data held by or on behalf of the Company and its Subsidiaries and would require notification of individuals, law enforcement, or any Governmental Entity or any remedial action under any Data Protection Law.

Section 3.9.             Company Material Contracts.

(a)            Except for any Company Benefit Plans set forth in Section 3.10(a) of the Company Disclosure Letter, or as set forth in Section 3.9(a) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is, as of the date of this Agreement, a party to or bound by any Contract:

                                                 (i)     with a customer, dealer or distributor or otherwise (A) providing for the sale, distribution or provision, respectively, by the Company and its Subsidiaries of materials, supplies, goods, services, equipment or other assets that the Company reasonably anticipates will involve individual or aggregate payments or consideration to the Company or the Company Subsidiaries of more than $4,000,000 in any twelve (12) month period or more than $10,000,000 in the aggregate from such Person and its Affiliates or (B) that requires such Person to make any material minimum investments or make material capital improvements to its facilities;

                                                 (ii)     with a supplier or vendor or otherwise (A) for the purchase of materials, supplies, goods, services, equipment or other assets that the Company reasonably anticipates will involve individual or aggregate payments or consideration by the Company or the Company Subsidiaries to such Person and its Affiliates of more than $2,000,000 in any twelve (12) period or $5,000,000 in the aggregate, (B) that requires such Person to make any material minimum investments or make material capital improvements to its facilities or (C) that relates to the ownership of any tooling assets used in the production of any parts, materials, supplies, or products that are used or produced by the Company or the Company Subsidiaries;

                                                 (iii)     that is an oral Contract, (A) that the Company reasonably anticipates will involve individual or aggregate payments or consideration to or from the Company or the Company Subsidiaries of more than $500,000 in any twelve (12) period or more than $1,000,000 in the aggregate, (B) that has been in effect for more than 12 months, (C) that purports to remain in effect after the date hereof for a term in excess of 12 months or (D) that relates to discounts with respect to any materials, supplies, goods, products services, equipment or other assets to be acquired or sold by the Company or the Company Subsidiaries except, in case of clauses (B), (C) and (D), for any Contract that is immaterial to the business of the Company and its Subsidiaries taken as a whole and does not involve amounts in excess of $500,000;

                                                 (iv)     (A) that limits in any material respect the freedom of the Company or any Company Subsidiary to compete in any line of business, product or service, area or geographic region, or with any Person, including any Contract that requires the Company and any Company Subsidiary to work exclusively with any Person in any area or geographic region, or to solicit or hire any person, or which by its terms would so limit the freedom of Parent or any of its Affiliates after the Effective Time, (B) that provides for “most favored nation” rights with respect to pricing (or other terms) to another Person, (C) that provides for exclusive purchasing or sale arrangements or other provisions obligating the Company or any Company Subsidiary to obtain its requirements for, or a minimum quantity of, certain products exclusively from any Person or to give preference or priority to any Person with respect to the production, purchase, sale or delivery of products or services or (D) that requires the Company or its Affiliates to maintain a minimum market share in any area or geographic region with respect to any product or service;

                                                 (v)     that relates to any joint venture, legal partnership, limited liability or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any joint venture or legal partnership or any similar arrangement involving a collective business enterprise including the sharing of profits (such as teaming agreements) (other than with or among wholly-owned Company Subsidiaries);

                                                 (vi)     that (A) is a credit agreement, loan agreement, indenture, security agreement, guarantee, note, mortgage or other Contract providing for or securing Indebtedness (or guaranteeing the Indebtedness of another Person), (B) (x) grants a Lien (other than a Permitted Lien) or (y) restricts the granting of Liens, in each case, on any property or asset that is material to the Company and the Company Subsidiaries, taken as a whole, (C) provides for or relates to any interest, currency or hedging, derivatives or similar Contracts or (D) restricts payment of dividends or any distributions in respect of the Equity Interests of the Company or any of the Company Subsidiaries;

                                                 (vii)     that relates to, involves or provides for the settlement of any current or former claim or Proceeding (A) which Contract materially restricts or imposes material obligations after the date hereof upon the Company and the Company Subsidiaries, taken as a whole, or (B) which Contract would require the Company or the Company Subsidiaries to pay consideration of more than $500,000 after the date of this Agreement;

                                                 (viii)    that is between (A) the Company or any of the Company Subsidiaries, on the one hand, and (B) any of directors or officers of the Company or the Company Subsidiaries or holders of Equity Interests in the Company or any Company Subsidiaries (or any Affiliates of such holders or any employees, officers or directors thereof), on the other hand;

                                                 (ix)     that grants any rights of first refusal, rights of first offer or other similar rights to any Person with respect to any material asset of the Company and the Company Subsidiaries, taken as a whole, or that contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any Equity Interests of any Person;

(x)     that is for the acquisition or disposition (by merger, stock purchase, asset purchase or otherwise), of any business or Equity Interests of any Person, including any such Contract pursuant to which the Company or any Company Subsidiary has continuing “earn out”, indemnification or other contingent obligations outstanding;

(xi)     that obligates the Company of any of the Company Subsidiaries to make any capital expenditure or investment not contemplated by the Capital Expenditure Budget in excess of  $1,000,000;

(xii)     that requires the Company or any of the Company Subsidiaries to make any equity or debt investment in (in each case, in the form of a loan, capital contribution or similar transaction) any Person (other than Company Subsidiaries);

(xiii)     under which the Company or any Company Subsidiary assigns, grants or is assigned or granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property of a third party (excluding licenses for commercial off the shelf computer software), which Contract is material to the Company and the Company Subsidiaries, taken as a whole;

(xiv)     that relates to the design, development or co-development of any material Intellectual Property;

(xv)     that is with any Top Customer or Top Supplier;

(xvi)     that is with any Governmental Entity; or

(xvii)    under which (A) the Company or the Company Subsidiaries leases from any other Person any equipment or other tangible personal property providing for annual payments in excess of  $1,000,000 or aggregate payments in excess of $2,000,000 by the Company or the Company Subsidiaries or (B) the Company or the Company Subsidiaries leases or subleases any real property to any other Person.

(b)            The Contracts required to be listed in Section 3.9(a) of the Company Disclosure Letter are together referred to herein as the “Material Contracts.”  The Company has made available to Parent true, correct and complete copies of each Material Contract, including any material schedules, exhibits and amendments thereto, and true and accurate summaries of any oral Material Contract.

(c)            (i) Each Material Contract is valid and binding on the Company or a Company Subsidiary and is in full force and effect, and, to the Knowledge of the Company, is valid and binding on the other parties thereto, subject to the Enforceability Exceptions, in each case other than any Material Contract that expires or is terminated in accordance with its terms following the date of this Agreement and (ii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of the Company or any Company Subsidiary under any Material Contract or, to the Knowledge of the Company, any other party thereto, except, in each case of clauses (i) through (ii), as has not had and would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any Company Subsidiary is, or has been during the 12-month period ending on the date hereof, in a material dispute with a counterparty to a Material Contract or have received written notice from any other party to a Material Contract that such other party intends to terminate or fail to renew any such Material Contract.

Section 3.10.          Company Benefit Plans.

(a)            Section 3.10(a) of the Company Disclosure Letter contains a true and complete list of all material Company Benefit Plans.  The Company has previously made available to Buyer, as applicable, current, accurate, true and complete copies of: (i) each Company Benefit Plan (or, to the extent no such copy exists, an accurate description thereof) and amendments thereto; (ii) each trust agreement, administrative agreement, insurance policy or other funding Contract related to each such Company Benefit Plan; (iii) the most recent financial statements and the most recent Form 5500 with all attachments required to have been filed with respect to each such Company Benefit Plan; (iv) the most recently received IRS determination letters or opinion letters with respect to any such Company Benefit Plans that is intended to qualify under Section 401(a) of the Code, and any pending request for such letter; and (v) the most recent summary plan description for each such Company Benefit Plan, including any summary of material modifications required under ERISA.

(b)            Each Company Benefit Plan has been established, operated and administered in all material respects in compliance and in accordance with its terms and applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder.  Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, or if such Company Benefit Plan is a prototype plan, the opinion or notification letter for each such Company Benefit Plan, and nothing has occurred that could reasonably be expected to cause the loss of such qualification.  There are no material actions, suits or claims (other than routine claims for benefits in the normal course), investigations, audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS or any other Governmental Entity with respect to any Company Benefit Plan.

(c)            No event has occurred since the Audited Balance Sheet Date and, to the Knowledge of the Company, no condition exists that would subject to the Company, either directly or indirectly by reason of its affiliation with any other member of their “controlled group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any material Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or any other applicable Laws.

(d)            No Company Benefit Plan is, and neither the Company nor any Company Subsidiary currently, or has within the prior 6 years, maintained, contributed to, been required to contribute to or otherwise had or has any liability or obligations (contingent or otherwise) with respect to (i) any “employee pension plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV of ERISA or Section 412 or Section 4971 of the Code or (ii) any “multiemployer plan” (as defined in ERISA Section 3(37)).

(e)            No Company Benefit Plan provides for medical or welfare benefits (through insurance or otherwise), or for the continuation of such benefits or coverage, in any case, after retirement or other termination of employment, except as may be required by Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or similar state or foreign Law.

(f)            Except as set forth in Section 3.10(f) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) will, or could reasonably be expected to result in (i) any payment (including severance or forgiveness of Indebtedness) becoming due to any current or former Company Service Provider under any Company Benefit Plan or otherwise, (ii) the acceleration of the time of payment or vesting, or increase the amount of compensation or benefits otherwise payable or due to any Company Service Provider, (iii) an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any Company Benefit Plan or (iv) limiting or restricting the right to amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time.  No amount paid or payable as a result of the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) pursuant to any Company Benefit Plan or any other compensatory arrangement in effect immediately prior to Closing could reasonably be expected to result in any “excess parachute payment” (within the meaning of Section 280G of the Code).

(g)            Neither the Company nor any Company Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a “gross-up”, indemnification, reimbursement or other payment for any excise or additional taxes, interests or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to such disqualified individual to be deductible under Section 280G of the Code.

(h)            No Company Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

Section 3.11.          Labor Matters.

(a)            Section 3.11 of the Company Disclosure Letter sets forth an accurate, true and complete employee census data for all Company Employees as of date not more than ten (10) days prior to the date of this Agreement, including (to the extent permissible under applicable Law) the following: the Company Employee’s name, hire date, service credit date (if different from hire date), position or job title, employing entity, primary work location, base salary or wage rate, target bonus for the current fiscal year and bonus actually paid for the two most recently completed prior fiscal years, commission rate, status as exempt or non-exempt for purposes of state and Federal overtime Laws, whether such individual is on leave or active status, accrued vacation, sick time and other paid time off, and visa status, if applicable.  Section 3.11 of the Company Disclosure Letter also sets forth a list of all (i) Persons who received a Form 1099 from the Company or any Company Subsidiary for providing services as independent contractors with respect to fiscal 2017 and (ii) Persons who are expected to receive a Form 1099 from the Company or any Company Subsidiary for providing services as independent contractors with respect to fiscal 2018, which sets forth the following: (A) name, (B) fee or payment schedule and (C) calendar year 2018 year to date payments.  No Person set forth on Section 3.11 of the Company Disclosure Letter who currently provides services to the Company or any Company Subsidiary is party to an agreement or other arrangement with the Company or any Company Subsidiary that is not terminable on less than thirty (30) days’ notice without penalty or payment of any kind other than payment for earned and accrued fees or commissions relating to the period of service. The information on Section 3.11 of the Company Disclosure Letter shall be updated upon reasonable request by Buyer and ten (10) days prior to the Closing Date.

(b)            There are, and since January 1, 2015 have been, no efforts being made or threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to authorize representation of any employees of the Company or any Company Subsidiary by any labor organization.  Since January 1, 2015 no petition has been filed, nor has any Proceeding been instituted by any employee of the Company or any Company Subsidiary, group of employees of the Company or any Company Subsidiary, or labor organization with any labor relations board or commission seeking recognition of a collective bargaining or similar representative.  Neither the Company nor any Company Subsidiary is a party to or otherwise bound by any collective bargaining agreement or other contract or agreement with any labor organization or other representative of any employees of the Company or any Company Subsidiary, nor is any such contract or agreement presently being negotiated.  There is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Entity with respect to any present or former employee of the Company or any Company Subsidiary.

(c)            Neither the Company nor any Company Subsidiary has closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program within the past three (3) years or has otherwise engaged in conduct which would trigger the notification requirements as set forth in the WARN Act, nor has the Company or any Company Subsidiary planned or announced any such action or program for the future.

(d)            The Company and all Company Subsidiaries are, and since January 1, 2015, have been in compliance in all material respects with all applicable Laws respecting employment and employment practices, including those regarding wages, hours, the Fair Labor Standards Act, the WARN Act, discrimination, civil rights, safety and health, immigration, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax.  All employees of the Company and all Company Subsidiaries have all work permits, immigration permits, visas, or other authorizations required by applicable Law for such individual given the duties and nature of such employee’s employment and the Company and all Company Subsidiaries have a correct and current Form I-9 on file for all employees.  The Company and all Company Subsidiaries have not received, since January 1, 2015, any claim that any person providing services has been misclassified as an independent contractor rather than an employee or having exempt status rather than non-exempt status for purposes of overtime.  The Company and all Company Subsidiaries (i) have no material liability with respect to any misclassification of any person as an independent contractor rather than as an employee and (ii) have no material liability by reason of an individual who performs or performed services for the Company or its Subsidiaries in any capacity being improperly excluded from participating in a Company Benefit Plan.

(e)            To the Knowledge of the Company, no employee of the Company and all Company Subsidiaries are in any respect in violation of any term of any employment agreement, nondisclosure agreement, noncompetition agreement, restrictive covenant or other obligation to the Company and all Company Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for the Company and all Company Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

Section 3.12.          Taxes.

(a)            The Company and the Company Subsidiaries have timely filed (or caused to be timely filed) all material Tax Returns required to be filed by them, and all such Tax Returns are true, correct and complete in all material respects. The Company and the Company Subsidiaries have paid (or caused to be paid) all material Taxes due and payable by them and have withheld, deposited, and paid all material Taxes (including any material Taxes related to taxable fringe benefits) that the Company or any of the Company Subsidiaries are obligated to withhold from amounts owing to any employee, former employee, independent contractor, shareholder, creditor or any other Person.

(b)            No deficiency for any Tax has been asserted or assessed against the Company or any of the Company Subsidiaries by a Tax authority in writing, other than any deficiency that has been fully paid, settled or withdrawn. Neither the Company nor any Company Subsidiary has waived any statute of limitations or agreed to any extension of time with respect to a material Tax assessment or deficiency. There are no Liens for Taxes on the assets of the Company or any Company Subsidiary other than Permitted Liens.

(c)            No audit, examination, investigation or other proceeding in respect of any Taxes or any Tax Return of the Company or any of the Company Subsidiaries is currently pending or threatened in writing.

(d)            Neither the Company nor any of the Company Subsidiaries (i) is or has been a member of a group (other than a group which includes only the Company and/or the Company Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract, by operation of Law or otherwise.

(e)            Neither the Company nor any of the Company Subsidiaries is a party to or bound by or has any obligation under any Tax allocation, sharing, indemnity, reimbursement or similar agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements the primary subject matter of which is not Tax matters).

(f)            No claim has been made by any Tax authority in a jurisdiction where the Company or any of the Company Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction, other than any such claims that have been fully resolved.

(g)            None of the Company or any of the Company Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the last two years.

(h)            Neither the Company nor any of the Company Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

(i)            None of the Parent, the Company nor any of the Company Subsidiaries will be required to include a material item of income (or exclude a material item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting of the Company or any Company Subsidiary occurring prior to the Closing Date, (ii) an installment sale or open transaction of the Company or any Company Subsidiary arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date by the Company or any Company Subsidiary, (iv) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date that the Company or any Company Subsidiary is party to, (v) any intercompany transactions or any excess loss account of the Company or any Company Subsidiary described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law), (vi) an election by or with respect to the Company or any Company Subsidiary under Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law) or (vii) any distributions, dividends, or other payments received from or with respect to Pontoon Boat DISC Corporation which is attributable to income of Pontoon Boat DISC Corporation for any Pre-Closing Tax Period or the portion of the Straddle Period ending on the Closing Date.

(j)            Each of the Company, Pontoon-Highwater DISC Partners, LLC and Highwater Marine LLC is, and has been since the date of its formation, properly treated as a partnership (or an entity disregarded as separate from a partnership) for all U.S. federal and all applicable state and local income Tax purposes.

(k)            The jurisdiction of organization and U.S. federal income tax classification of each Company Subsidiary, other than Highwater Marine LLC, is set forth in Section 3.12(k) of the Company Disclosure Letter.

(l)            Neither the Company nor any Company Subsidiary that is treated as a partnership for U.S. federal income tax purposes has elected pursuant to Section 1101(g)(4) of the 2015 Budget Act to have Section 6226 of the Code as enacted under the 2015 Budget Act apply to any Tax Return of the Company that relates to a Tax period (or portion thereof) beginning prior to January 1, 2018.

(m)          The Company and the Company Subsidiaries have collected all material sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Entity, or has been furnished properly completed exemption certificates and has maintained all such records and supporting documents in the manner required by all applicable sales and use Tax statutes and regulations.

(n)            Pontoon Boat DISC Corporation has made a valid election under Section 992(b)(2) of the Code on IRS Form 4876-A to be treated as an “Interest Charge DISC”, and such entity qualifies as a DISC, as defined in Section 992(a)(1) of the Code, and has qualified as a DISC since the date such election became effective.

(o)            Each Company Member is not a foreign person as described in Section 1446(f)(2)(A) of the Code.

(p)            Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties set forth above in Section 3.10, Section 3.11(d) and this Section 3.12 shall constitute the sole and exclusive representations and warranties made by the Company with respect to Taxes, and no other representation or warranty contained in any other section of this Agreement shall be deemed to be made with respect to Taxes.

                                Section 3.13.         Intellectual Property.

(a)            Section 3.13 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of (x) all current or previously registered Intellectual Property and all pending applications therefor owned or exclusively licensed by Company or a Company Subsidiary, and (y) all material unregistered trademarks.  To the Knowledge of the Company, all unexpired registered Intellectual Property is valid and enforceable.  All unexpired registered Intellectual Property and pending applications are not subject to any pending or threatened claim challenging their validity or enforceability.  The Company or a Company Subsidiary is the sole owner of the items listed above (other than items identified as exclusively licensed), free and clear of all Liens and either the Company or a Company Subsidiary owns, is licensed, or otherwise possesses the right to use, all Intellectual Property used in (i) their respective businesses as currently or previously conducted, as well as (ii) future products or technology currently under active research and development or, with respect to this clause (ii) can obtain such rights on reasonable terms.  Except as set forth in Section 3.13 of the Company Disclosure Letter, (i) there are no claims or other Proceedings pending or threatened in writing against the Company or any Company Subsidiary by any Person alleging that the conduct of the businesses of the Company and the Company Subsidiaries as currently or previously conducted would infringe upon any Intellectual Property right of any Person in the jurisdictions in which the Company and the Company Subsidiaries have operations, (ii) the Company and the Company Subsidiaries are not committing and have not committed any such infringement; and (iii) the Company and the Company Subsidiaries take reasonable efforts to protect their trade secrets and the integrity, security and continuous operation of their material software and systems, and there have been no material violations, breaches or outages of same.  As of the date hereof, neither the Company nor any of the Company Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses.  To the Knowledge of the Company, no other party is infringing, misappropriating, diluting or otherwise violating the Company’s Intellectual Property.

(b)            None of the Intellectual Property owned by the Company or its Subsidiaries is subject to any outstanding Order, act, writ, judgment, injunction, decree, stipulation, determination, award or agreement restricting or otherwise limiting the use, validity, enforceability, scope, disposition or exploitation thereof by the Company or any of its Subsidiaries or any right, title or interest of the Company or any of its Subsidiaries with respect thereto.

(c)            No trade secret or any other confidential information material to the Company or any of its Subsidiaries has been disclosed by the Company or any of its Subsidiaries to any third Person other than pursuant to a valid and enforceable written nondisclosure agreement restricting the disclosure and use of such trade secrets and confidential information, which to the Knowledge of the Company has not been breached by such third Person.

(d)            Each current and former director, officer, employee, and outside consultant or contractor of the Company or any of its Subsidiaries that has contributed to the creation, invention, modification, or improvement of any Intellectual Property and related works for or on behalf of the Company or any of its Subsidiaries, in whole or in part, has signed a valid and enforceable written agreement pursuant to which all such Intellectual Property and related works have been irrevocably and unconditionally assigned to the Company or one of its Subsidiaries.

Section 3.14.         Environmental Matters.  (a) There are no Materials of Environmental Concern present at or affecting any real property currently owned, leased or operated by the Company or the Company Subsidiaries or, to the Knowledge of the Company, any real property formerly owned, leased or operated by the Company or the Company Subsidiaries, in circumstances that would reasonably be expected to result in material liability to the Company or any of the Company Subsidiaries under any Environmental Law or result in an obligation to incur material costs to the Company or any of the Company Subsidiaries arising out of any Environmental Laws; (b) none of the Company or any of the Company Subsidiaries has transported or disposed of, or arranged for any third parties to transport or dispose of, any Materials of Environmental Concern to or at any location, in circumstances that would reasonably be expected to result in material liability to the Company or any of the Company Subsidiaries under any Environmental Law or result in material costs to the Company or any of the Company Subsidiaries arising out of any Environmental Laws; (c) each of the Company and the Company Subsidiaries is and for the past five years has been in compliance in all material respects with all Environmental Laws, and possesses and complies in all material respects with all, and in the past five years has not violated in any material respects any, Environmental Permits; (d) there have not been any past or present events, conditions, circumstances, activities, practices, incidents, or actions that could reasonably be expected to materially interfere with or prevent the continued compliance of each of the Company and the Company Subsidiaries with, any Environmental Laws or Environmental Permits; (e) no material judicial, administrative, or arbitral proceeding (including without limitation any notice of violation or alleged violation) under any Environmental Laws to which the Company or any of the Company Subsidiaries is a party is pending or, to the Knowledge of the Company, threatened, nor has the Company or any of the Company Subsidiaries received written notice of it becoming the subject of any investigation or the recipient of any request for information in connection with any matter that would reasonably be expected to result in such a proceeding, and, to the Knowledge of the Company, there is no reasonable basis for any such proceeding against or investigations of or requests to the Company or any of the Company Subsidiaries and there are no such proceedings against, investigations of or requests to any other Person that would reasonably be expected to materially affect the Company of any the Company Subsidiaries; (f) none of the Company or any of the Company Subsidiaries has entered into any material consent decree or other agreement with any Governmental Entity and none of the Company or the Company Subsidiaries is subject to any material Order, in each case with ongoing obligations relating to any Environmental Laws or to Materials of Environmental Concern; and (g) neither the Company nor any of the Company Subsidiaries has assumed or retained as a result of any contract any material liabilities under any Environmental Laws or concerning any Materials of Environmental Concern.  The Company has provided to Parent true and complete copies of all Environmental Reports in the possession or control of the Company or any of the Company Subsidiaries, regarding any matter that could reasonably be expected to materially adversely affect the Company or any of the Company Subsidiaries.

Section 3.15.         Real Property.

(a)            Section 3.15(a) of the Company Disclosure Letter contains a list of all of the Owned Real Property. With respect to each Owned Real Property, except as set forth in Section 3.15(a) of the Company Disclosure Letter, (i) the Company or one of its Subsidiaries has good, valid and marketable fee simple title thereto, free and clear of all Liens except Permitted Liens, (ii) neither the Company nor any of its Subsidiaries has leased, subleased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof, (iii) there are no outstanding options to purchase such Owned Real Property or any portion thereof or interest therein and (iv) there are no existing, pending or, to the Knowledge of the Company, threatened in writing appropriation, condemnation, eminent domain or similar proceedings that affect any Owned Real Property.

(b)           Section 3.15(b) of the Company Disclosure Letter identifies all leases, subleases, licenses and other occupancy agreements in effect as of the date hereof pursuant to which the Company or a Subsidiary occupies real property (the “Leases”) and the address of each Leased Real Property.  The Company has made available to Parent a true and complete copy of each Lease.  Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (i) the Company or one of its Subsidiaries has good and valid leasehold estate in each parcel of Leased Real Property free and clear of all Liens other than Permitted Liens, (ii) each Lease is valid, in full force and effect and enforceable against the Company or Company Subsidiary that is party thereto and (iii) the Company and the Company Subsidiaries are not in default (and there is no event or condition that after notice or lapse of time or both would constitute a default by the Company or any Company Subsidiary) under any Lease and, to the Knowledge of the Company, there is no default (or event or condition that after notice or lapse of time or both would constitute a default) by any other party thereto under any Lease.

(c)            The Owned Real Property identified in Section 3.15(a) of the Company Disclosure Letter and the Leased Real Property identified in Section 3.15(b) of the Company Disclosure Letter comprise all of the real property used in the business of the Company or any of its Subsidiaries as of the date hereof.

Section 3.16.         Insurance.  Section 3.16 of the Company Disclosure Letter sets forth a true, complete and correct list of all material insurance policies relating to the assets, business and operations of the Company and its Subsidiaries (except for any Company Benefit Plans), in each case that are in effect as of the date hereof, and prior to the date hereof, the Company has made available to Parent a true and complete copy of each such policy.  Since January 1, 2015, no material claims by the Company or any of its Subsidiaries were made or pending, and there currently are no such material claims pending, in each such case under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies.  All of the insurance policies set forth in Section 3.16 of the Company Disclosure Letter are legal, valid, binding and enforceable, and in full force and effect, and neither the Company nor any of its Subsidiaries is in breach or default with respect to its obligations under any such insurance policy, except where such failure to be in full force and effect, breach or default would not be, or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries.  All premiums payable by the Company and its Subsidiaries under such policies have been paid.  The Company and its Subsidiaries have complied in all material respects with the provisions of such policies applicable to them. Except as set forth in Section 3.16 of the Company Disclosure Letter, none of the Company or any of its Subsidiaries has received any written notice from any insurer under any such insurance policies, canceling or materially adversely amending any such policy or denying coverage thereunder.

Section 3.17.         Machinery, Equipment and Other Tangible Property.  Except as set forth in Section 3.17 of the Company Disclosure Letter, the Company or one of its Subsidiaries owns and has good and marketable title to all material machinery, equipment and other tangible property and assets reflected as owned in the Financial Statements and good leasehold title to all material machinery, equipment and other tangible property and assets reflected as leased in the Financial Statements, free and clear of all Liens other than Permitted Liens.

Section 3.18.         Inventory.  All material inventory of raw materials, components, work-in-progress and final finished products are in good condition (subject to normal wear and tear).  As of the Closing Date, the Company has accurate records of the location of all such material inventory.

Section 3.19.         Product Liability.  Except as set forth on Section 3.19 of the Company Disclosure Letter, there are no, and since January 1, 2015, there have been no (a) outstanding, pending or, to the Knowledge of the Company, threatened, claims for or based upon breach of product or service warranty, indemnity or guaranty or similar claim, strict liability in tort, negligent design of product, negligent provision of services, failure to warn or any other allegation of liability, including or arising from the materials, design, testing, manufacture, packaging, labeling (including instructions for use), or sale of its Products or from the provision of services, in each case other than complaints by customers in the ordinary course of business which have not resulted in any Proceedings and do not involve any allegations of personal injury or of damages to any property other than to the product in question or (b) design defects, failures to provide adequate warning, defects in promotional materials, failures to comply with applicable Law or Standards in all material respects, or manufacturing deficiencies that would provide a reasonable basis for any product liability suit or similar claim or suit against the Company or any Company Subsidiary or create a risk of injury to persons or property. Except as set forth on Section 3.19 of the Company Disclosure Letter, since January 1, 2015, (i) none of the Products has been the subject of any other replacement, field fix or retrofit, modification or recall campaign, (ii) to the Company’s Knowledge, no facts or conditions related to any Product exist which would reasonably be expected to result in such a recall campaign or material liability for returns or other product liability claims with respect to any Product and (iii) to the Company’s Knowledge, no report of any problems or defects involving any Product has been filed with any Governmental Entity under any applicable Law.

Section 3.20.         Transactions with Affiliates.  Except for any Company Benefit Plan set forth on Section 3.10(a) of the Company Disclosure Letter or as set forth in Section 3.20 of the Company Disclosure Letter, (i) there are no Contracts providing for the provision of material goods or services or the incurrence of indebtedness between any of the Company or its Subsidiaries, on the one hand, and any current officer, director, manager, member, Affiliate or direct or indirect equity holder of the Company or any of its Subsidiaries, or any member of any such Person’s immediate family (each, a “Related Party”), on the other hand (other than, in the case of any employee, officer or director, Contract with respect to the issuance of equity in the Company), (ii) no Related Party owns any material property right, tangible or intangible, which is used by the Company or any of its Subsidiaries in the conduct of its business, and (iii) no Related Party has a Proceeding pending against the Company or any of its Subsidiaries (collectively, the “Affiliate Transactions”).

Section 3.21.         Holder Consent Required.  The Merger Consent is the only vote of holders of any class or series of securities of the Company necessary to adopt this Agreement or to approve the Merger and the other transactions other than the Restructuring contemplated hereby.

Section 3.22.         Brokers.  There is no investment banker, broker, finder or other Person who may be entitled to any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement, other than any commission, brokerage, finder’s fee or other similar compensation which will be included in the calculation of Transaction Expenses.

Section 3.23.         Customers and Suppliers.  Section 3.23 of the Company Disclosure Letter sets forth a list of the 20 largest customers of the Company and its Subsidiaries, taken as a whole (measured by dollar value of aggregate revenue) (the “Top Customers”) and 10 largest suppliers or service providers of the Company and its Subsidiaries, taken as a whole (measured by dollar value of aggregate payments) (the “Top Suppliers”), in each case, for the twelve (12) month period ending on the Audited Balance Sheet Date. As of the date hereof, within the last twelve (12) months, (i) no Top Customer or Top Supplier has provided written (or, to the Knowledge of the Company, oral) notice that it intends to cease doing business with or materially decrease the amount of business done with the Company or its Subsidiaries or materially and adversely alter the terms upon which it is willing to do business with the Company or its Subsidiaries, and (ii) no Top Supplier has requested, demanded, threatened, reported or proposed price increases as a result of any recently imposed or recently proposed tariff increases.

Section 3.24.         Takeover Statutes.  The Company has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the other transactions contemplated by this Agreement from, and this Agreement, the Merger and the other transactions contemplated by this Agreement are exempt from, the requirements of any “moratorium”, “control share acquisition”, “fair price”, “interested shareholder”, “business combination” or other anti-takeover laws and regulations of any Governmental Entity or contained in the Company’s Constituent Documents.

Section 3.25.         No Other Representations or Warranties.  Except for the representations and warranties of Parent and Merger Sub contained in Article IV, the Company acknowledges that neither Parent, Merger Sub, nor any Person acting on their behalf makes any other express or any implied representations or warranties whatsoever and specifically (but without limiting the generality of the foregoing) that neither Parent, Merger Sub, nor any Person acting on their behalf makes any representation or warranty with respect to (i) Parent or any of its Affiliates, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to Parent or any of its Affiliates or (ii) any documentation, forecasts, budgets, projections, estimates or other information provided by Parent or any Person acting on its behalf to the Company, any Affiliate of the Company or any Person acting on any of their behalf.  The Company has not relied on any such information or any representation or warranty not set forth in Article IV.

                       ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF
PARENT, BUYER AND MERGER SUB

Parent, Buyer and Merger Sub represent and warrant to the Company as follows:

Section 4.1.            Organization and Corporate Power.

(a)            Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and each of Parent, Buyer and Merger Sub have all requisite organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            Parent has made available to the Company copies of the Constituent Documents of Parent, Buyer and Merger Sub in effect on the date of this Agreement.  Each of Parent, Buyer and Merger Sub is not in violation of any provision of its Constituent Documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)            Merger Sub was formed solely for the purposes of engaging in the transactions contemplated by this Agreement and Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.2.            Authority.  Each of Parent, Buyer and Merger Sub has all requisite power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party, to perform its obligations under this Agreement and the other Transaction Agreements to which it is a party and to consummate the Merger and the other transactions contemplated hereby and thereby.  The execution, delivery and performance by each of Parent, Buyer and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party and the consummation by Parent, Buyer and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary organizational action on the part of Parent, Buyer and Merger Sub.  Each of Parent, Buyer and Merger Sub has duly executed and delivered this Agreement and the other Transaction Agreements to which it is a party and, assuming the due authorization, execution and delivery by the Company of this Agreement, each of this Agreement and the other Transaction Agreements to which it is a party constitutes Parent’s, Buyer’s and Merger Sub’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by the Enforceability Exceptions.

Section 4.3.            Consents and Approvals; No Conflicts.

(a)            No consent, approval, clearance, permit or authorization of, or registration or filing with, or notice to, any Governmental Entity is required to be made or obtained by Parent, Buyer or any Affiliate thereof in connection with the execution or delivery of this Agreement and the other Transaction Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance by Parent with the HSR Act and (ii) such other consents, approvals, clearances, permits, authorizations, registrations, filings or notices that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)            The execution, delivery and performance of this Agreement and the other Transaction Agreements to which it is a party by each of Parent, Buyer and Merger Sub does not and the consummation by each of Parent, Buyer and Merger Sub of the transactions contemplated hereby and thereby will not (i) conflict with or violate any provision of the Constituent Documents of Parent, Buyer or Merger Sub, or (ii) assuming the filings, consents, approvals and waiting periods referred to in Section 4.3(a) are duly made, obtained or satisfied (A) violate any Law or Order, in either case, applicable to Parent or any Affiliate thereof or any of their respective properties or assets or (B) violate, conflict with, result in the loss of any benefit under, require a payment or incur a penalty under, require any consent, notice or other action under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any Affiliate thereof under, any Contract to which Parent, Buyer or any Affiliate thereof is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of the foregoing clause (ii), for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4.            Legal Proceedings.  There are no Proceedings pending, or to the Knowledge of Parent, threatened against Parent, Buyer or any Affiliate thereof or any of their respective assets, rights or properties or any of the officers or directors of Parent, Buyer or any Affiliate thereof, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.  Neither Parent, Buyer nor any Affiliate thereof nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

                                Section 4.5.            Brokers.  Except for Goldman Sachs & Co. LLC, no broker, finder or investment banker will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Buyer or any Affiliate thereof.

                                Section 4.6.            Availability of Funds.  Parent and Buyer will at the Closing have sufficient available funds, in cash, to make the payments required to be made by Buyer on the Closing Date.

Section 4.7.            No Other Representations or Warranties.

(a)            Parent, Buyer and Merger Sub each acknowledge that: (a) except for the specific representations and warranties made by the Company in Article III, it is not relying upon any representation or warranty of the Company, the Company Subsidiaries or any of their respective representatives, members, managers, employees, officers, directors, stockholders or Affiliates, nor upon the accuracy of any projections, estimates, presentations, predictions, statements, information (including financial information) or other materials made available or given to Parent, Buyer, Merger Sub or their Affiliates or Representatives; (b) it has had access to the Company and the Company Subsidiaries’ books and records, contracts, agreements and documents, and employees, agents and Representatives; and (c) Parent, Buyer and Merger Sub have had an opportunity to seek accounting, legal and other advice or information in connection with its entry into this Agreement and the other documents referred to herein relating to the consummation of the transactions contemplated hereby and thereby.

(b)           Parent, Buyer and Merger Sub each acknowledges and agrees that except for the representations and warranties of the Company set forth in Article III, none of the Company, the Company Subsidiaries or any of their respective Representatives, members, managers, employees, officers, directors, stockholder or Affiliates (or Representatives of such Affiliates), has made, and shall not be deemed to have made, any other express or any implied representations or warranties whatsoever and specifically (but without limiting the generality of the foregoing) that, except for the representations and warranties of the Company set forth in Article III, neither the Company, the Company Subsidiaries, nor any Person acting on their behalf has made any representation or warranty with respect to (i) the Company or any of its Affiliates, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to the Company or any of its Affiliates or (ii) any projections, estimates, presentations, predictions, statements, information (including financial information) or other materials (written or oral) made available to Parent, Buyer, Merger Sub or their Affiliates or Representatives, including due diligence or “data room” materials, or in any presentation concerning the business of the Company and Company Subsidiaries in connection with the transactions contemplated hereby or otherwise, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder.  Parent, Buyer, Merger Sub and their Affiliates or Representatives have not relied on any such projections, estimates, presentations, predictions, statements, information (including financial information) or other materials in executing, delivering and performing this Agreement and the transactions contemplated hereby, and none of the Company, the Company Subsidiaries or any of their respective Representatives, members, managers, employees, officers, directors, stockholder or Affiliates (or Representatives of such Affiliates) shall have or be subject to any liability to Parent, Buyer, Merger Sub, their Affiliates or Representatives or any other Person resulting from such projections, estimates, presentations, predictions, statements, information (including financial information) or other materials (or omissions related thereto) or any reliance thereon by Parent, Buyer, Merger Sub, their Affiliates or Representatives or any other Person (it being understood that the foregoing shall not preclude any claim against the Company Holders in the case of Fraud).  Except as may be set forth in Article III, neither the Company nor any of its Affiliates make or provide, and each of Parent, Buyer and Merger Sub hereby waive, any warranty or representation, express or implied, as to the quality, merchantability, fitness for a particular purpose, or condition of the Companies or its Subsidiaries or any assets or parts thereof.

ARTICLE V

COVENANTS

Section 5.1.            Company Conduct of Business Prior to the Effective Time.  Except (i) as set forth in Section 5.1 of the Company Disclosure Letter, (ii) as expressly contemplated by this Agreement, (iii) as required by applicable Law or Order or (iv) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time (A) the Company shall, and shall cause the Company Subsidiaries to: (1) use reasonable best efforts to conduct its business in the ordinary course consistent with past practice and (2) use commercially reasonable efforts to maintain and preserve its present business organization, maintain in effect all Contracts and Permits as necessary to operate their businesses and maintain relationships with customers, dealers, distributors, suppliers, vendors and others having material business relationships with it and (B) in furtherance of, and without limiting the generality of the foregoing, the Company shall not, and shall cause the Company Subsidiaries to not:

(a)            (A) amend or otherwise change the Company’s Constituent Documents and (B) with respect to any Company Subsidiaries, amend or otherwise change their Constituent Documents in any material respect;

(b)           adjust, split, combine or reclassify any limited liability company interests, capital stock or other Equity Interest in the Company or any Company Subsidiary or enter into any agreement or plan to effect a merger, consolidation, share exchange, reorganization, dissolution or liquidation;

(c)            issue, grant, sell, dispose of, redeem or repurchase any Equity Interests or equity-based awards in the Company or any Company Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any such Equity Interests or awards, or any rights of any kind to acquire any such Equity Interests or such convertible or exchangeable securities;

(d)           declare, set aside, make or pay any non-cash dividend or other non-cash distribution, with respect to any of Company Membership Interests or other Equity Interests of the Company or its Subsidiaries (except for any dividend or distribution by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary);

(e)            sell, license, transfer, subject to a Lien, abandon or allow to lapse or expire or otherwise dispose of (whether by merger, consolidation or sale of stock or assets or otherwise), any Equity Interests of any Company Subsidiaries, businesses, material assets or material rights (including Intellectual Property) of the Company or the Company Subsidiaries, in each case other than (A) dispositions of inventory, equipment and other assets in the ordinary course of business consistent with past practice, (B) with respect to properties, assets or rights having a value not in excess of $1,000,000 in the aggregate and (C) with respect to obsolete or excess equipment or other immaterial assets sold or disposed of in the ordinary course of business consistent with past practice;

(f)            acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other entity or any business or material assets in each case other than purchases of supplies, equipment and other assets in the ordinary course of business consistent with past practice, other than capital expenditures contemplated by clause (i) below;

(g)            (A) incur, assume, refinance or guarantee any Indebtedness or issue any debt securities, or assume or guarantee any Indebtedness of any person other than ordinary course trade payables, credit card obligations and Indebtedness incurred from time to time under the Company’s credit facilities, in each case in the ordinary course of business or (B) enter into (or terminate) any swap or hedging transaction or other derivative agreement;

(h)            make any loans or capital contributions to, or investments in, any other Person other than any Subsidiary of the Company;

(i)             except for expenditures contemplated by and consistent with the capital expenditure budgets set forth in Section 5.1(i) of the Company Disclosure Letter (the “Capital Expenditure Budget”), make, or commit to make, or otherwise authorize any capital expenditures in excess of $500,000 in the aggregate;

(j)             other than as required by Law or by Company Benefit Plans existing on the date hereof (A) except with respect to merit-based increases in the ordinary course of business consistent with past practice for employees of the Company or its Subsidiaries who have an annual base salary below $200,000 (“Non-Management Employees”), increase the compensation of, or benefits payable or to become payable or provided to, any Company Service Provider, (B) adopt, enter into, amend or terminate any Company Benefit Plan (or any plan, arrangement, agreement, program or policy that would be a Company Benefit Plan if it were in existence as of the date of this Agreement), (C) hire or terminate (other than terminations for cause) the employment of any employee other than hiring Non-Management Employees to fill open positions, (D) loan or advance any money or other property to any Company Service Provider, (E) grant or make any commitment to grant any cash bonus or any cash incentive compensation outside the ordinary course of business consistent with past practice, (F) grant or make any commitment to grant any severance, termination pay, retention, or change in control benefits to any current or former Company Service Provider, (G) grant or make any commitment to grant any equity or equity-based compensation, or (H) take any action to accelerate the vesting or payment of or to fund any benefit or payment to any current or former Company Service Provider;

(k)            (A) except in the ordinary course of business consistent with past practices, cancel, modify in any manner adverse to the Company or terminate any Material Contract or Lease or enter into a Contract or lease that would be a Material Contract or Lease, as applicable, had it been entered into prior to, and in effect on, the date hereof or transfer, assign or waive, in whole or in part, any rights and interests in or under any Material Contract or Lease or (B) enter into, modify or terminate (other than as contemplated by Section 3.20) any Affiliate Transaction or any Contract with respect thereto;

(l)            settle or compromise or agree to the entry of any Order with respect to, (i) any Proceeding against the Company or any of its Subsidiaries, except where the amount paid in settlement or compromise does not exceed $100,000 individually or $500,000 in the aggregate, as long as such settlement, compromise or Order does not impose any non-monetary obligations (unless de minimis in nature) on the Company or any of its Subsidiaries, or (ii) any Proceeding that relates to the transactions contemplated by this Agreement or other Transaction Agreements;

(m)          (i) announce, implement or effect any reduction in force, layoff or other program resulting in the termination of employees of the Company and the Company Subsidiaries, or (ii) recognize any union or other labor organization as the representative of the employees of the Company and the Company Subsidiaries, or enter into any new or amended collective bargaining agreement with any union or other labor organization;

(n)           make any changes in its methods, practices or policies of financial accounting, except as may be required under Law, rule, regulation or GAAP;

(o)           (i) make (other than in the ordinary course of business), change or revoke any material Tax election, (ii) file any amended material Tax Returns, (iii) settle or compromise any material Tax liability, (iv) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, (v) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, or (vi) make any material changes in its methods, practices or policies of Tax accounting;

(p)            fail to use its reasonable best efforts to maintain in full force and effect the existing insurance policies of the Company and the Company Subsidiaries or to replace such insurance policies with comparable insurance policies covering the Company, the Company Subsidiaries and their respective properties, assets and businesses;

(q)           accelerate the collection of accounts receivable, defer the payment of any accounts payable or otherwise alter or amend practices with respect to working capital, in each case, other than in respect of immaterial amounts in the ordinary course of business consistent with past practice;

(r)            except for the Merger, adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization, disposition (of assets or equity) or other reorganization of the Company or any of its Subsidiaries;

(s)            sell, assign, transfer or exclusively license, or disclose to any third party or, except in the ordinary course of business consistent with past practice, permit to lapse, any material Intellectual Property;

(t)            from the Adjustment Time to the Effective Time (A) make or pay any dividends or distributions or incur any Indebtedness or Transaction Expenses or (B) take any action, or fail to take any action, if to do so would cause the Final Purchase Price to change; and

(u)           agree, resolve or commit to take any of the actions prohibited by this Section 5.1.

Nothing in this Section 5.1 shall restrict the Company and its Subsidiaries in any respect from (i) repaying or settling any third party Indebtedness to the extent such Indebtedness would be included in the calculation of the Final Purchase Price pursuant to Article II or (ii) taking any action required to be taken under, or that is otherwise expressly contemplated by, this Agreement or any other Transaction Agreement. Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

Section 5.2.            Access to Information.

(a)            From the date of this Agreement through the earlier of the Effective Time and the termination of this Agreement, the Company shall afford to Parent and its Affiliates (and its and their Representatives), upon reasonable notice by Parent, reasonable access during normal business hours to its and the Company Subsidiaries’ properties, books and records, and to its and the Company Subsidiaries’ officers, employees, accountants, counsel and other Representatives and the Company shall make available to Parent all information concerning its business, properties and personnel as Parent may reasonably request (including for purposes of conducting Phase I environmental site assessments, provided that such access shall not include any sampling or testing of any environmental medium or building material); provided that the Company shall not be required to provide such access or furnish such information if the Company in good faith reasonably believes that doing so would reasonably be expected to (i) breach or violate any applicable Law relating to the exchange of information, (ii) result in the loss of attorney-client privilege or attorney work product privilege or (iii) violate any confidentiality obligation with respect to such information; provided, further, that the Parties agree to collaborate in good faith to make, and the Company shall use commercially reasonable efforts to make, alternative arrangements to allow for such access or disclosure in a manner that does not result in the events set out in clauses (i), (ii) or (iii) above.  No investigation by Parent or its Representatives shall constitute a waiver of or otherwise affect the representations, warranties, covenants or agreements of the Company set forth herein.  Any access to any properties of the Company or its Subsidiaries shall be subject to the reasonable securities measures of the Company and its Subsidiaries and the applicable requirements of the Leases.

(b)           All information furnished by a Party or any of its Representatives to another Party or its Representatives pursuant to this Agreement (including Section 5.2(a)) shall be subject to the provisions of the Confidentiality Agreement.

Section 5.3.            Reasonable Best Efforts.

(a)            Subject to the terms and conditions of this Agreement, each of Parent, Buyer, Merger Sub and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to (i) consummate the transactions contemplated hereby and to cause the conditions set forth in Article VI to be satisfied as promptly as practicable (and in any event prior to the Outside Date); (ii) prepare as promptly as practicable all necessary applications, notices, filings, requests and other documents to be made or filed by such Party (and cooperate with the other Parties with respect to any applications, notices, filings, requests and other documents to be made or filed by the other Parties) in connection with the transactions contemplated by this Agreement; and (iii) obtain as promptly as practicable all consents, approvals, clearances, permits, authorizations, registrations, filings or notices from any Governmental Entity (or other Person) which is required to be obtained in connection with the transactions contemplated by this Agreement.  For the avoidance of doubt, Parent and its Subsidiaries and the Company and the Company Subsidiaries shall not be required (and without the prior consent of Parent, the Company and its Subsidiaries shall not), take any action with respect to any order or any applicable Law or in order to obtain any approval, consent or clearance which is not conditioned upon the consummation of the Merger.

(b)           Without limiting the generality of the undertakings pursuant to this Section 5.3(b), the Parties hereto shall use reasonable best efforts to provide or cause to be provided as promptly as reasonably practicable to any Governmental Entity with regulatory jurisdiction over enforcement of any applicable Competition Law information and documents requested by such Governmental Entity or necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including filing any notification and report form and related material required under the HSR Act as promptly as reasonably practicable after the date hereof (but in any event no later than ten (10) Business Days after the date hereof), and thereafter to respond as promptly as reasonably practicable to any request for additional information or documentary material that may be made under the HSR Act and any similar Competition Law regarding preacquisition notifications for the purpose of competition reviews.  Parent shall cause the filings made by it under the HSR Act to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith.  The Company, on the one hand, and Parent, on the other hand, shall each be responsible for one-half of the filing fees applicable to Parent under the HSR Act and under any such other Laws or regulations applicable to Parent.

(c)            Subject to the other provisions of this Agreement, including those set forth elsewhere in this Section 5.3, each of the Company, on the one hand, and Parent, Buyer and Merger Sub, on the other hand, shall (i) to the extent permitted by applicable Law, promptly inform the other Party in writing of any substantive communication (oral and written) received by such party from, or given by such Party to, any Governmental Entity with respect to any applications, notices, filings or requests made (or any consents, approvals or clearances sought to be obtained) in connection with the transaction contemplated by this Agreement (including keeping the other Parties apprised, on a current basis of the status thereof); (ii) to the extent permitted by applicable Law, promptly inform the other Party in writing of any substantive communication (oral and written) received by such Party from, or given by such Party to, any Person that is not a Governmental Entity in connection with any Proceeding (or threatened Proceeding) by such Person regarding or arising out of this Agreement or the transactions contemplated by this Agreement; (iii) consult with the other Parties (subject to applicable Law relating to the exchange of information) in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to any applications, notices, filings or requests made (or any consents, approvals or clearances sought to be obtained) in connection with the transaction contemplated by this Agreement; (iv) use reasonable best efforts to furnish to the other Party and, upon request, to any Governmental Entities such information and assistance as may be reasonably requested in connection with the foregoing, including by responding promptly to and using reasonable best efforts to comply fully with any request for additional information or documents under any applicable Law; and (v) not independently participate in any meeting (including substantive telephonic meetings) with any Governmental Entity in connection with the foregoing without giving the other Party sufficient prior notice of the meeting (including substantive telephonic meetings) and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate in such meeting (including substantive telephonic meetings).  Notwithstanding anything in this Section 5.3 to the contrary, materials provided by or on behalf of Parent or Buyer to the Company or its counsel or the Company to Parent or its counsel may be redacted to the extent necessary (a) to remove references concerning Parent’s, Buyer’s or the Company’s valuation analyses with respect to the Company and the Company Subsidiaries, (b) as necessary to comply with Contracts in effect on the date hereof, (c) to address reasonable concerns regarding attorney-client privilege or (d) to remove personal, proprietary and other confidential business information.

(d)           Notwithstanding anything to the contrary in this Agreement, Parent and its Subsidiaries shall take, or cause to be taken, any and all actions, including the disposition of assets, required by any Governmental Entity as a condition to the granting of any consent necessary for the consummation of the transactions contemplated by this Agreement or as may be required to avoid, lift, vacate, reverse or resolve any legislative, administrative or judicial action (including any suit instituted (or threatened to be instituted) by any applicable Governmental Entity challenging any of the transactions contemplated by this Agreement as violative of the Competition Laws) that would otherwise reasonably be expected to impair or delay the consummation of the transactions contemplated by this Agreement.  Without limiting the generality of the foregoing, such actions include, but are not limited to: (i) divesting, selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, any entities, assets or facilities of the Company or its Subsidiaries or any entity, facility or asset of Parent or its Subsidiaries, (ii) terminating, amending or assigning any existing relationships and contractual rights and obligations, and (iii) amending, assigning or terminating any existing licenses or other agreements and entering into such new licenses or other agreements (and, in each case, entering into agreements with the relevant Governmental Entity giving effect thereto) in each case with respect to the foregoing clauses (i), (ii) or (iii) if such action is necessary or reasonably advisable or as may be required by any Governmental Entity as a condition to the granting of any consent necessary for the consummation of the transactions contemplated by this Agreement or as may be required to avoid, lift, vacate, reverse or resolve any legislative, administrative or judicial action (including any suit instituted (or threatened to be instituted) by any applicable Governmental Entity challenging any of the transactions contemplated by this Agreement as violative of the Competition Laws) that would otherwise reasonably be expected to impair or delay the consummation of the transactions contemplated by this Agreement; provided that any such action shall not be required or (without consent of the Company, to the extent such action relates to the Company or its Subsidiaries) permitted to be effective prior to the Closing.

(e)            Without limiting the generality of anything contained in this Section 5.3, the Company shall use commercially reasonable efforts to obtain any consents or approvals from any Persons (other than Governmental Entities) that are necessary or advisable in connection with the transactions contemplated by this Agreement.  In the event that the Company shall fail to obtain any such third-party consent, the Company shall use commercially reasonable efforts, and shall take such actions as are reasonably requested by Parent and Buyer, to minimize any adverse effect upon the Company and the Company Subsidiaries resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such consent.

(f)            Without limiting any other obligation under this Agreement, prior to the Closing, neither Parent, Buyer nor Merger Sub shall, and Parent shall cause its Subsidiaries to not, take or agree to take any action that would reasonably be expected to prevent the parties from obtaining any consent of any Governmental Entity required pursuant to any Competition Laws in connection with the transactions contemplated by this Agreement, or to prevent or impede the consummation of the transactions contemplated by this Agreement, including any acquisition (whether via merger, consolidation, stock or asset purchase or otherwise) of or agreement to acquire any Person or any business or division thereof if such acquisition or agreement would be reasonably expected to prevent, materially delay or impede the parties from obtaining consent of any Governmental Entity required pursuant to any Competition Laws in connection with the transactions contemplated by this Agreement.  Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any such approval or consent with respect to any transaction contemplated by this Agreement (other than with respect to a Governmental Entity), (i) none of the Company or any Company Subsidiary shall be required to, or, without the prior written consent of Parent (except with respect to de minimis amounts), shall, pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) none of Parent, Buyer, Merger Sub or any of their Affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

Section 5.4.            Publicity.  Promptly following the execution of this Agreement, Parent and the Company shall issue a joint press release relating to the transactions contemplated by this Agreement, the text of which shall be mutually agreed by Parent and the Company.  Following the issuance of such joint press release, each of Parent and the Company shall consult with each other before issuing any press release or public statement with respect to this Agreement, the Merger or the other transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent (not to be unreasonably withheld, delayed or conditioned) of the other Party; provided that a Party may, without obtaining the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances), issue such press release or make such public statement (i) as may upon the advice of outside counsel be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or Governmental Entity to which the relevant Party is subject or (ii) containing only information previously publicly disclosed in accordance with this Section 5.4 or otherwise consistent in all material respects with previous statements made jointly by Parent and the Company.  Without limiting the foregoing, Parent and the Company shall use reasonable efforts to cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other Party, and the Company shall consult with Parent regarding communications with customers, equityholders and employees related to the transactions contemplated hereby.

Section 5.5.            Director & Officer Indemnification.

(a)            For a period of six (6) years after the Effective Time, Buyer will cause the Surviving Company to indemnify, defend and hold harmless, to the same extent required by the certificate of formation of the Company and the Company LLC Agreement as in effect on the date of this Agreement and as permitted under applicable Law, all past and present directors and officers of the Company and any Company Subsidiary (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) against any liabilities, damages, costs or expenses (including reasonable attorneys’ fees and expenses) incurred in connection with any Proceeding (whether asserted before or after the Effective Time) arising out of acts or omissions occurring at or prior to the Effective Time in connection with such Company Indemnified Party having served as a director or officer of the Company or a Company Subsidiary or having served at the request of the Company as a director, officer or employee of any other corporation, limited liability company, partnership, joint venture, employee benefit plan, trust or other business, and, to the same extent that such Company Indemnified Parties have the right to advancement of expenses from the Company as of the date of this Agreement, to provide advancement of expenses to any such Company Indemnified Party, subject to receipt of an undertaking from such Company Indemnified Party to repay such advanced amounts if it is determined by a court of competent jurisdiction in a final judgment that such Company Indemnified Party was not entitled to indemnification.  Parent shall cause the Surviving Company (or any successor) to include and maintain in effect, for a period of six (6) years after the Effective Time, the provisions regarding indemnification and elimination of liability of directors that are in the Company’s Constituent Documents as in effect as of the date of this Agreement.  Parent shall cause the Surviving Company to honor all indemnification agreements with any Company Indemnified Party set forth on Section 5.5(a) of the Company Disclosure Letter to the extent such agreements remain in effect at the Effective Time.

(b)           At the Closing, the Buyer shall, at its expense, purchase tail coverage under the Company’s current directors’ and officers’ liability insurance policy for the benefit of each Company Indemnified Party, which provides coverage for period of six (6) years after the Effective Time for acts or omissions occurring on or prior to the Effective Time with terms and conditions which are not less advantageous to such Company Indemnified Parties than the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company.  Notwithstanding the foregoing, in no event shall Buyer be required to expend for such tail coverage an amount in excess of $60,000 (the “Insurance Amount”), and if the Buyer is unable to maintain or obtain the insurance called for by this Section 5.5(b) for an amount equal to or less than the Insurance Amount, the Buyer shall obtain as much comparable insurance as may be available for the Insurance Amount.

(c)            In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, in each such case to the extent so required, Parent shall cause proper provision to be made so that such successor or assign of the Surviving Company assumes the obligations set forth in this Section 5.5.

(d)            The provisions of this Section 5.5 are intended to be for the benefit of, and will be enforceable by, the Company Indemnified Parties following the Closing and are in addition to, and not in substitution for, any other rights to indemnification, advancement or contribution that any such Person may have by Law, Contract or otherwise.

Section 5.6.            Employee Matters.

(a)            Effective as of the Effective Time and until the first anniversary thereof (or such shorter period as the applicable employee continues to be employed by Parent or the Surviving Company), Parent shall provide, or shall cause the Surviving Company to provide, to each Company Employee who is employed by the Company or a Company Subsidiary immediately prior to the Effective Time (the “Continuing Employees”) who continues to be employed by Parent or the Surviving Company or any Subsidiary thereof (1) base salary or base wages and target annual incentive cash opportunities that are, in the aggregate, no less favorable than those provided by the Company immediately prior to the Effective Time and (2) employee benefits (excluding equity or equity-based compensation and the compensation and benefits set forth in Section 5.6 of the Company Disclosure Letter) that are, in the aggregate, substantially comparable to, in Parent’s sole discretion, either (A) those provided by the Company immediately prior to the Effective Time or (B) those made available to similarly situated employees of Parent and its affiliates.  Parent will give, or cause the Surviving Company to give, each Continuing Employee credit for the Continuing Employee’s service with the Company or its Subsidiaries (as applicable) prior to the Effective Time for purposes of eligibility, vesting and entitlement to amount of vacation, sick leave and severance benefits (but not benefit accrual under any defined benefit pension plan), to the same extent such service was recognized under a similar Company Benefit Plan, except in each case, to the extent such treatment would result in duplicative benefits. Parent will use commercially reasonably efforts to allow Continuing Employees to participate in each plan providing welfare benefits, including medical, life insurance, long-term disability insurance and long-term care insurance, without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on the Continuing Employee by the corresponding Company Benefit Plans immediately prior to the Effective Time.

(b)            Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Company or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Company, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee.  Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.6 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Parent or Merger Sub, (ii) create any third party rights in any Person or (iii) alter or limit the ability of the Surviving Company, Parent or any of their respective affiliates to amend, modify or terminate any Company Benefit Plan or other employee benefit program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

(c)            If requested by Parent prior to the Closing Date, the Company Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate any 401(k) plans maintained by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), effective as of the day prior to the Closing Date. The Company shall provide Parent with a reasonable opportunity to review and comment on such resolutions and any documents prepared in connection with such corporate actions prior to the adoption of such resolutions or taking of such action.

(d)            The Company shall provide Parent with a copy of any material written communications intended for broad-based and general distribution to any current or former employees of the Company or any of the Company Subsidiaries if such communications relate to any of the transactions contemplated by this Agreement, and, to the extent practicable, shall provide Parent with a reasonable opportunity to review and comment on such communications prior to distribution.

Section 5.7.            Payoff of Credit Facilities.  The Company shall arrange for customary payoff letters and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all then-outstanding indebtedness of, and commitments under, the Credit Facilities, and shall deliver prepayment and termination notices in accordance with the terms of the Credit Facilities (provided that such prepayment and termination notices may be conditional on the occurrence of the Closing).

Section 5.8.            Holder Consents.  As soon as practicable after the execution and delivery of this Agreement, the Company shall take all action necessary in accordance with the Act and the Company’s certificate of formation and limited liability company agreement, to solicit and obtain the written consent of holders of at least a majority of each class of voting interests of Company Membership Interests, in substantially the form attached hereto as Exhibit D, to adopt this Agreement and approve the Merger and the transactions contemplated hereby (the “Merger Consent”) and approve the provisions of Section 9.12 (Holder Representative) as it relates to such holder.  The Company shall cause the Merger Consent to be delivered to Buyer as promptly as practicable and in any event within 24 hours following the time this Agreement is executed and delivered by the Parties. Immediately following the execution and delivery of this Agreement, Buyer, as sole member of Merger Sub, shall adopt this Agreement and approve the Merger and the related transactions contemplated hereby in accordance with the Act and Buyer’s and Merger Sub’s organizational documents.

Section 5.9.            Exclusivity.  During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement in accordance with its terms, none of the Company or the Holder Representative shall, and the Company and the Holder Representative shall not permit or cause any of their respective controlled Affiliates and their and their respective controlled Affiliates’ Representatives to, directly or indirectly, (a) initiate, solicit, enter into, maintain, continue or engage in discussions or negotiations with, or provide any information to, any Person (other than Parent, Buyer, Merger Sub and their Representatives) concerning any purchase or acquisition of all or a material portion of the Equity Interests of the Company or its Subsidiaries or any merger, consolidation, recapitalization, reorganization or business combination involving, or sale of all or substantial portion of the assets of, the Company or its Subsidiaries or similar transactions involving the Company or its Subsidiaries (each such transaction, an “Acquisition Transaction”), (b) solicit, initiate, facilitate or encourage the submission of any proposal, indication of interest or offer from any Person (other than Parent, Buyer, Merger Sub and their Representatives) relating to an Acquisition Transaction or (c) enter into any letter of intent or purchase agreement, merger agreement, term sheet or Contract with any Person other than Parent, Buyer, Merger Sub and their Representatives with respect to any Acquisition Transaction. Each of the Company and the Holder Representative shall, and the Company and the Holder Representative shall cause their respective controlled Affiliates and their and their respective controlled Affiliates’ Representatives to, promptly, to the extent that they have not done so already, (i) cause any negotiations, discussions or activities of the type described in the preceding sentence that may currently be in progress to be terminated and (ii) request and require all third parties to whom information has been given by or on behalf of the Company, the Holder Representative or any of their controlled Affiliates, if any, to destroy or return such information to the Company, the Holder Representative or any of their respective controlled Affiliates to the extent the Company, the Holder Representative or any of their respective controlled Affiliates has the power to do so pursuant to a Contract or otherwise.

Section 5.10.         Debt Financing.

(a)            Prior to the Closing, the Company and Company Subsidiaries shall use their reasonable best efforts to provide all customary cooperation reasonably requested in writing by Parent and Buyer in connection with Parent and/or Buyer arranging any debt financing in connection with the transactions contemplated by this Agreement, which debt financing may be incurred before or following the Closing, including amendments to Parent’s credit facility or issuing private placement bonds (the “Debt Financing”), including all cooperation reasonably requested to enable Parent, Buyer and their Representatives to prepare financial statements, including pro forma financial statements, in compliance with applicable SEC requirements for use in a registered or unregistered offering of debt securities in connection with such Debt Financing and to enable accountants of Parent and/or the Company to audit or review such financial statements, including, if requested by Parent, using reasonable best efforts to (x) provide a customary representation letter in such form as is reasonably required by accountants of Parent and/or the Company, as applicable, with such facts and assumptions as reasonably determined by such accountants in order to make such certificate accurate, signed by the individual(s) responsible for the Company’s financial reporting, as prescribed by generally accepted auditing standards as promulgated by the Auditing Standards Divisions of the American Institute of Public Accountants in order to enable an independent public accountant to render an opinion on such financial statements, (y) cause the auditor of the Company’s financial statements to provide its consent to the inclusion of such report, without exception or qualification, with respect to the Audited Financial Statements in any offering document of Parent or Buyer or any report of Parent or Buyer filed with the SEC, and (z) to provide to Parent and its underwriters, or the equivalent in an unregistered offering of securities, customary and appropriate comfort letters in accordance with the American Institute of Public Accountants’ professional standards and to participate in due diligence sessions customarily conducted in connection with the provision of comfort letters.  In furtherance of the foregoing, the Company shall use its reasonable best efforts to provide to Parent and Buyer the Company’s unaudited consolidated balance sheet as of June 30, 2018, and the related statements of income or operations for the 6-month periods ended June 30, 2018 as soon as reasonably practicable following the end of the Company’s second quarter of 2018 period but in no event later than August 4, 2018.  For the avoidance of doubt, (i) nothing herein shall require such cooperation to the extent it would unreasonably interfere in any material respect with the business or operations of the Company or Company Subsidiaries or require the Company or Company Subsidiaries to agree to pay any fees, reimburse any expenses, incur any liability or give any indemnities prior to the Closing except to the extent subject to indemnification and reimbursement pursuant to Section 5.10(b); (ii) neither the Company nor any of its Subsidiaries shall be required to enter into (or approve) any definitive agreement related to any proposed Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing; (iii) neither the Company nor any of its Subsidiaries shall be required to take any action that would require any director, officer or employee of the Company or any Company Subsidiary to execute, or be required to enter into, or adopt any resolutions approving, any document, agreement, certificate or instrument (other than with respect to any authorization letter described in this Section 5.10) in connection with the Debt Financing except as may be effective at or after the Closing; (iv) neither the Company nor any of its Subsidiaries shall be required to provide in connection with the Debt Financing any information the disclosure of which is prohibited or restricted under Law or is legally privileged; and (v) none of the Company or any Company Subsidiary shall be required to provide, and Parent and the Buyer shall be solely responsible for, (1) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (2) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (3) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing, (4) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, (5) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K or (6) any solvency certificate or equivalent certification or representation.

(b)           Upon request by the Company, Parent and Buyer shall promptly (and in any event within ten (10) calendar days of invoice) reimburse the Company and the Company Subsidiaries for all out-of-pocket costs and expenses (including legal fees and expenses) incurred by the Company and/or any of the Company Subsidiaries in connection with providing the cooperation contemplated by Section 5.10(a). Parent and Buyer shall indemnify and hold harmless the Company and the Company Subsidiaries, and each of their respective Representatives, from and against any and all losses, damages, claims, interest, costs or expenses (including legal fees and expenses), awards, judgments, penalties and amounts paid in settlement suffered or incurred by any of them in connection with the Debt Financing, including providing the support and cooperation contemplated by Section 5.10(a) and any information utilized in connection therewith (other than written factual information, other than projections, estimates, budgets and other forward-looking information and information of a general economic or industry specific nature), that has been provided to Parent or its Affiliates with the express and written agreement that such information is to be used in the marketing materials for the Debt Financing).

(c)            Parent and Buyer each acknowledge and agree that (i) the consummation of the transactions contemplated by this Agreement shall not be conditioned on, or delayed or postponed as a result of the obtaining of (or the failure to obtain) the Debt Financing, and (ii) it shall continue to be obligated to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing.

(d)           All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent, Buyer and Merger Sub will be permitted to disclose such information to any Debt Financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto, or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.

(e)            Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 6.2(b), as it applies to the Company’s and the Company Subsidiaries’ obligations under this Section 5.10, shall be deemed satisfied unless the Company and the Company Subsidiaries have Willfully Breached their obligations under this Section 5.10 and such Willful Breach has been a primary cause of the Debt Financing not being obtained.

Section 5.11.         Tax Matters.

(a)            For any Pre-Closing Tax Period of the Company or any of the Company Subsidiaries, the Holder Representative shall prepare or cause to be prepared, and, provided Buyer cooperates pursuant to Section 5.11(e) as may be reasonably required, file or cause to be filed (in a manner consistent with past practices and in accordance with applicable Law) with the appropriate taxing authorities all Tax Returns required to be filed, and all Taxes due with respect to such Tax Returns that are the primary liability of the Company or any Company Subsidiary (and not, for the avoidance of doubt, income or other Taxes of the Company Members) shall reduce any Deferred Payment Amount to the extent required under Section 8.2(a)(iii); provided, however, that the Holder Representative shall permit Buyer to review and comment on each such Tax Return described in this sentence.  For any Straddle Period of the Company or any of the Company Subsidiaries, Buyer shall timely prepare or cause to be prepared, and file or cause to be filed, all Tax Returns required to be filed and shall pay all Taxes due with respect to such Tax Returns that are the primary liability of the Company or any Company Subsidiary (and not, for the avoidance of doubt, income or other Taxes of the Company Members); provided that any such amounts with respect to Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall reduce any Deferred Payment Amount to the extent required under Section 8.2(a)(iii).  Buyer shall (i) with respect to any Tax Return described in the preceding sentence, provide Holder Representative a reasonable opportunity to review, and, with respect to any Tax items shown on such a Tax Return relating to the portion of the Straddle Period ending on the Closing Date, comment thereon, and (ii) not file any such Tax Return without receiving the written consent of the Holder Representative with respect to any such Tax items prior to the filing thereof, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)            In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be deemed to be:

    (i)     In the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

    (ii)     In the case of Taxes not described in (i) above (such as Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined as if such Tax period ended as of the close of business on the Closing Date.

(c)            Buyer shall prepare (or cause to be prepared) and file or cause to be filed when due all other Tax Returns that are required to be filed by or with respect to the Company or the Company Subsidiaries for taxable years or periods ending after the Closing Date.

(d)            Tax Claims.

                                                    (i)     With respect to any claim for indemnification for a breach of a representation or warranty contained in Section 3.12 or a covenant contained in Section 5.1(o) or under Section 8.2(a)(iii) (a “Tax Claim”) relating to a Pre-Closing Tax Period, the Holder Representative shall, solely at its own cost and expense, control all proceedings and may make all decisions taken in connection with such Tax Claim and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any taxing authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed or contest the Tax Claim in any permissible manner; provided, however, that the Holder Representative must first consult, in good faith with Buyer before taking any action with respect to the conduct of such Tax Claim. Notwithstanding the foregoing, the Holder Representative shall not settle such Tax Claim without the prior written consent of Buyer, which consent shall not be unreasonably withheld, and Buyer, and counsel of its own choosing at Buyer’s sole expense, shall have the right to participate fully in all aspects of the prosecution or defense of such Tax Claim if it reasonably determines that such Tax Claim could have a material adverse impact on the Taxes of the Company or any of the Company Subsidiaries in a Tax period or portion thereof beginning after the Closing Date.

                                                    (ii)     With respect to any proceeding taken in connection with a Tax Claim relating to Taxes of the Company or any of its Subsidiaries for a Straddle Period, to the extent possible, Tax liabilities will be distinguished and each Party shall control the defense and settlement of those Taxes for which it is so liable (with the Holder Representative controlling the defense and settlement of those Taxes for which a Buyer Indemnified Party would be indemnified), although the other Party (or the Holder Representative on behalf of the Company) shall have the right to participate in such proceedings (at its own expense). To the extent a Tax liability cannot be so attributed, the Party that has the greater potential liability shall control the defense and settlement (with the Holder Representative controlling the defense and settlement of those Taxes for which the Buyer Indemnified Parties would be indemnified for the greater potential liability); provided, however, that the controlling Party (or the Holder Representative on behalf of the Company) shall not settle any such Tax Claim without the prior written consent of the other Party (or the Holder Representative on behalf of the Company), which consent shall not be unreasonably withheld, conditioned or delayed. As between this Section 5.11(d)(ii) and Section 8.3, this Section 5.11(d)(ii) shall control.

(e)            Cooperation.  Buyer and Holder Representative shall, upon request of the other Person, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated by this Agreement.  Buyer and Holder Representative shall reasonably cooperate with each other in a timely manner in the preparation and filing of any Tax Returns, the payment of any Taxes in accordance with this Agreement, the conduct of any Tax audit or other Tax proceeding, and the settlement of any Tax Claim.  Buyer shall cause the Company to retain copies of all reports, returns or records relating to Pre-Closing Tax Periods and Straddle Periods (including original books and records supporting schedules and data) for the shorter of (i) a period of twelve (12) years or (ii) the expiration of the statute of limitations with respect to the Taxes relating to particular reports, returns or records. At the reasonable request and the expense of Holder Representative, Buyer shall cause the Company to deliver to Holder Representative a copy of any and all such reports, returns or records during the period Buyer is required under the prior sentence to retain such documents.

(f)            For U.S. federal income tax purposes and applicable state and local tax purposes, the Buyer will treat the Merger as a purchase of the Company’s assets and the Company Members will treat the Merger as a sale of their interests in the Company as described in Situation 2 of Revenue Ruling 99-6, and no Party shall take a position inconsistent with such treatment on any Tax Return, unless required by applicable law.  In accordance with such tax treatment, within sixty (60) days after the determination of the Final Purchase Price, Buyer shall deliver to the Holder Representative a schedule (the “Preliminary Allocation Schedule”) allocating the Final Purchase Price (which for this purpose shall be deemed to include any liabilities properly taken into account pursuant to Section 1001 of the Code) among the direct and indirect assets of the Company.  The Preliminary Allocation Schedule shall be prepared in accordance with Section 1060 of the Code and the Treasury Regulations thereunder.  If, within sixty (60) days following receipt of the Preliminary Allocation Schedule, the Holder Representative does not notify Buyer in writing of its disagreement with the Preliminary Allocation Schedule, the Preliminary Allocation Schedule shall be final and binding.  If, within such sixty (60) day period, the Holder Representative so notifies Buyer, the Holder Representative and Buyer shall use good faith efforts to resolve such disagreement, and if such disagreements are resolved then the agreed upon Preliminary Allocation Schedule shall be final and binding.  If such a disagreement is unable to be resolved, then the Preliminary Allocation Schedule shall be determined by an Independent Accountant in accordance with the procedure set forth in Section 2.4(c) and shall become final and binding, and any costs and expenses incurred in connection therewith shall be borne by the Buyer and the Holder Representative as described in Section 2.4(c).  The Preliminary Allocation Schedule, upon becoming final and binding in accordance with the foregoing, shall constitute the “Final Allocation Schedule”.  Neither the Parties nor any of their Affiliates shall file any federal, state, local and foreign Tax Returns in a manner that is inconsistent with the Final Allocation Schedule.  The Final Allocation Schedule shall be amended as mutually agreed upon by Buyer and Holder Representative acting in good faith upon payment or receipt of any amount hereunder that is treated as an adjustment to the Final Purchase Price for U.S. federal income tax purposes using a method that consistent with the determination of the Final Allocation Schedule.

(g)           Buyer’s Tax Act.  Without the prior written consent of Holder Representative (such consent not to be unreasonably withheld, conditioned or delayed), Buyer shall not (a) amend any Tax Return with respect to a Pre-Closing Tax Period, (b) make or change any Tax election of the Company or any Company Subsidiary that has retroactive effect to any Pre-Closing Tax Period, (c) initiate any voluntary disclosure to a Governmental Entity with respect to any Pre-Closing Tax Period (including the filing of an original return for such period), or (d) take any action, other than in the ordinary course of business or as otherwise contemplated by this Agreement, on the Closing Date but after the Closing which could materially increase the Tax liability or materially decrease a Tax attribute of the Company, any Company Subsidiary or any Company Member for a Pre-Closing Tax Period (including the portion of any Straddle Period ending on the Closing Date), in each case, with respect to the Company or any Company Subsidiary.

(h)           Transfer Taxes. All sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the Merger (“Transfer Taxes”) shall be borne 50 percent by Buyer on the one hand and 50 percent by the Company on the other. For the avoidance of doubt, Transfer Taxes do not include any Company Member’s income Taxes. The parties hereto shall cooperate with each other in connection with the filing of any Tax Returns relating to Transfer Taxes, including joining in the execution of any such Tax Return or other documentation where necessary. Buyer and the Holder Representative shall, upon request of the other party, use their commercially reasonable efforts to obtain any certificate or other document from any Person as may be necessary to mitigate, reduce or eliminate any Transfer Taxes.

(i)             754 Election.  Highwater Marine LLC shall make a valid election under Section 754 of the Code, and any comparable election for state and local Taxes, for the current and any succeeding taxable years.

(j)             Imputed Interest for Tax Purposes.  For Tax purposes, the Parties agree that 4.5% shall be the annual discount rate for determining the amount of imputed interest with respect to the Deferred Payment Amounts, and shall file all applicable Tax returns in accordance with the foregoing.

Section 5.12.         Directors.  The Company shall use reasonable best efforts to obtain the resignation of all of the members of the Company Board (and of the board of directors or similar governing body for each Company Subsidiary), who are in office immediately prior to the Closing, which resignations shall be effective at, and conditioned upon the occurrence of, the Closing.

                                Section 5.13.         Restructuring.  The Company shall take all actions necessary to cause (i) all Equity Interests in Highwater Marine LLC that are not held by the Company to be transferred to the Company immediately following the Effective Time, (ii) Boat Management, LLC to be liquidated or otherwise to distribute or transfer all of its Equity Interests in the Company to its members in accordance with the Act and the Organizational Documents of Boat Management, LLC prior to the Closing and (iii) all of the Equity Interests in Pontoon Boat DISC Corporation, Pontoon-Highwater Disc Partners, LLC and Pontoon DISC Inc. to be transferred or distributed to the beneficial owners of the Company and/or Highwater Marine LLC prior to the Closing, in each case without any liabilities or obligations of, and at no cost or expense to, Parent, Buyer, the Company or its Subsidiaries at or after the Effective Time, such that, (A) effective no later than one (1) day prior to the Closing Date, Boat Management, LLC shall not own any Equity Interests in the Company and the Company shall not directly or indirectly own any Equity Interests in Pontoon Boat DISC Corporation, Pontoon-Highwater Disc Partners, LLC and Pontoon DISC Inc. and (B) effective immediately following the Effective Time, the Company shall own all issued and outstanding Equity Interest of Highwater Marine LLC and Highwater Marine LLC shall be a wholly-owned Subsidiary of the Company (the “Restructuring”). Such Restructuring shall be completed as set forth in Section 5.13 of the Company Disclosure Letter.

                                Section 5.14.         Real Property Lease Amendment.  The Company shall take all actions necessary to cause the Company or one of its Subsidiaries to enter into a lease amendment effectively extending the term of the lease set forth in Section 5.14 of the Company Disclosure Letter prior to the Closing with the landlord thereof on the terms set forth in Section 5.14 of the Company Disclosure Letter and otherwise on terms reasonably acceptable to Parent (the “Real Property Lease Amendment”).

                                Section 5.15.         Termination of Intercompany Arrangements.  Except as set forth in Section 5.15 of the Company Disclosure Letter, the Company shall cause all intercompany arrangements and agreements (including any Tax sharing agreements) (whether written or oral) between or among the Company and any Company Subsidiaries (or between or among any Company Subsidiaries) to be terminated and of no further force and effect (without further liability to any party thereto) effective no later than the Effective Time. Prior to the Closing, the Company shall cause each of its Subsidiaries to terminate or pay in full all outstanding intercompany accounts, whether payables or receivables, between or among the Company and any Company Subsidiaries (or between or among any Company Subsidiaries) such that no such amounts are owed or outstanding as of the Effective Time.

                                Section 5.16.         Termination of Certain Affiliate Agreements.  In connection with the Closing, the Company shall take such actions as may be necessary to terminate any Contracts set forth in Section 5.16 of the Company Disclosure Letter with no further obligations of the Company or its Affiliates from and after the Closing.

Section 5.17.         No Modification of R&W Policy.  Buyer has obtained a conditional binder to the R&W Policy, and a true and correct copy of such conditional binder has been provided to the Company. Buyer shall not and shall cause its Affiliates not to, amend, modify or otherwise change, terminate or waive any provision of the R&W Policy (a) with respect to waivers of subrogation set forth therein, (b) in any manner that would be reasonably likely to increase or expand (in a non-de minimis manner) the ability or rights of the insurer thereunder to bring any Proceeding against, or otherwise seek recourse from the holders of Company Membership Interests, (c) in any manner that would be reasonably likely to reduce (in a non-de minimis manner) Buyer’s (or its Affiliate’s) access to the R&W Policy’s coverage or cause any coverage provided under the R&W Policy to be more difficult (in a non-de minimis manner) for Buyer (or its Affiliates) to access, or (d) that would result in an increased retention or deductible under the R&W Policy, in each case without the prior written consent of the Company (prior to the Closing) or the Holder Representative (after the Closing).

                                Section 5.18.         Certain Environmental Matters.  The Company shall promptly notify Buyer upon receipt of any and all written material complaints, claims, demands, causes of action or governmental requests for information relating to the condition of any property with respect to material compliance with or potential material liability under any Environmental Law (including, without limitation, consent decrees and administrative orders, provided that any failure to give such notice shall not constitute a breach of this Section 5.18 for purposes of Section 8.2(a)(ii).

                                Section 5.19.         Buyer and Merger Sub Compliance.  Parent shall cause Buyer and Merger Sub to comply with all of Buyer and/or Merger Sub’s obligations under or relating to this Agreement.  Merger Sub shall not engage in any business which is not in connection with the merger with and into the Company pursuant to this Agreement.

                                Section 5.20.         Customers/Suppliers.  From and after the date hereof through the Closing, the Company shall reasonably promptly notify Parent in the event that a Top Customer or Top Supplier provides written (or, to the Knowledge of the Company, oral) notice that it (a) intends to cease doing business with or materially decrease the amount of business done with the Company or its Subsidiaries or (b) materially and adversely alter the terms upon which it is willing to do business with the Company or its Subsidiaries.

                                Section 5.21.         Certain Financial Statements.  As soon as reasonably practicable and in any event no later than the Closing Date, the Company will deliver to Parent the Company’s revised unaudited consolidated balance sheet as of March 31, 2017, and the related consolidated statements of income, cash flows and changes in members’ equity for the 3 months ended March 31, 2017, which shall thereafter be deemed to be included in the definition of “Unaudited Financial Statements” for purposes hereof.

                          ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1.            Conditions to Obligations of Each Party.  The respective obligations of each Party to consummate the Merger are subject to the satisfaction of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the applicable Party):

(a)            Merger Consent.  The Merger Consent shall have been validly obtained under the Act, the Company’s certificate of formation and the Company LLC Agreement.

(b)            No Legal Restraints.  No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, enacted or issued by any Governmental Entity of competent jurisdiction that prohibits or makes illegal the consummation of the Merger.

(c)            Regulatory Approvals.  The waiting period (and any extensions thereof) under the HSR Act applicable to the Merger shall have expired or been terminated.

Section 6.2.                          Conditions to Obligations of Parent, Buyer and Merger Sub to Effect the Merger.  The obligations of Parent, Buyer and Merger Sub to consummate the Merger are subject to the satisfaction (or waiver by Parent) of the following conditions:

(a)            Representations and Warranties.  (i) The representations and warranties of the Company contained in Section 3.1(a) - (b), Section 3.3, Section 3.21 and Section 3.22 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the representations and warranties of the Company contained in Section 3.2(a) and (b) shall be true and correct in all non-de minimis respects as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), excluding any inaccuracies which are fully accounted for in the calculation of the Distribution Waterfall, (iii) the representations and warranties of the Company contained in Section 3.6(a) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date, and  (iv) the other representations and warranties of the Company set forth in this Agreement shall be true and correct (in each case without giving effect to any materiality or Company Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except in the case of this clause (iv) where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)            Covenants.  The Company shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to the Closing.

(c)            No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d)            Officer’s Certificate.  Parent and Buyer shall have received a certificate signed on behalf of the Company by an executive officer certifying that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

(e)            Other Deliverables.  Parent and Buyer shall have received the following:

(i)            the Paying Agent Agreement duly executed by the Holder Representative and the Paying Agent;

(ii)            a copy of executed payoff letters in respect of the Credit Facilities;

(iii)            a copy of the Company’s restated audited consolidated balance sheet as of December 31, 2017 and the related consolidated statements of income, cash flows and changes in members’ equity for the fiscal year ended December 31, 2017, and the unqualified opinion rendered by the Company’s independent auditors with respect thereto;

(iv)            a copy of the Real Property Lease Amendment duly executed by the parties thereto and consistent with Section 5.14; and

(v)            a duly authorized and executed certificate from the Company, as set forth in Exhibit F, in accordance with Treasury Regulations Sections 1.1445-11T(d)(2) certifying that the sale of the Company Membership Interests and other transactions contemplated by this Agreement are exempt from withholding pursuant to Section 1445 of the Code.

(f)            Restructuring.  The Restructuring shall have been completed in accordance with Section 5.13.

(g)            Employees. Jake Vogel and Andrew Bona will have remained employed through the Closing Date (other than as a result of such Key Employee’s death or “disability”, as defined in Treas. Reg. Section 1-409A-3(i)(4)(i)) and no such employee will have provided written notice that has not been revoked of his or her intention to not commence employment with Buyer and its Affiliates.

Section 6.3.                          Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Closing of the following conditions (which may be waived in whole or in part by the Company):

(a)            Representations and Warranties.  The representations and warranties of Parent and Merger set forth in this Agreement shall be true and correct (in each case without giving effect to any materiality or Parent Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)            Covenants.  Parent, Buyer and Merger Sub shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by each of them prior to the Closing.

(c)            Officer’s Certificate.  The Company shall have received a certificate signed on behalf of Parent by an executive officer certifying that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

(d)            Other Deliverables.  The Company shall have received the Paying Agent Agreement duly executed by Buyer and the Paying Agent.

ARTICLE VII

TERMINATION

Section 7.1.                          Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing (with any termination by Parent also being an effective termination by Buyer and Merger Sub):

(a)            By the mutual written consent of Parent and the Company;

(b)            By either of Parent or the Company, by written notice to the other:

(i)            if the Merger shall not have been consummated on or before September 28, 2018 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose failure to perform in all material respects its obligations under this Agreement was a primary cause of the failure of the Merger to have been consummated by the Outside Date; or

(ii)            if any Governmental Entity of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Merger or any of the transactions contemplated hereby and such Order shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party unless such Party shall have used its reasonable best efforts to oppose any such Order and to have such Order vacated or made inapplicable to such Merger;

(c)            by the Company, by written notice to Parent, if Parent, Buyer or Merger Sub shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement, such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would be incapable of being satisfied by the Outside Date and, if such breach is curable, following notice of such breach by the Company to Parent such breach is not cured within thirty (30) days (or the Business Day before the Outside Date, if earlier); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if the Company or the Holder Representative is in material breach of any of its covenants or agreements contained in this Agreement, which breach has not been cured;

(d)            by Parent, by written notice to the Company, if the Company shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would be incapable of being satisfied by the Outside Date and, if such breach is curable, following notice of such breach by the Company to Parent such breach is not cured within thirty (30) days (or the Business Day before the Outside Date, if earlier); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if Parent, Buyer or Merger Sub is in material breach of any of its covenants or agreements contained in this Agreement, which breach has not been cured; or

(e)            by Parent, by written notice to the Company, if the Merger Consent has not been delivered to Buyer within 24 hours following the time this Agreement is executed and delivered by the Parties.

Section 7.2.                          Effect of Termination.  In the event of the termination of this Agreement in accordance with Section 7.1, this Agreement shall forthwith become void and have no effect, and there shall not be any liability or obligation on the part of any Party hereto (or any of its Representatives or Affiliates) to another Party, except that (i) the provisions of this Section 7.2 and Article IX shall survive such termination and (ii) no such termination shall relieve any Party from liability to any other Party for Fraud or Willful Breach of this Agreement.  For purposes of this Section 7.2, the term “Willful Breach” means a Party’s knowing and intentional material breach of any of its representations or warranties as set forth in this Agreement, or such Party’s knowing and intentional material breach of any of its covenants set forth in this Agreement, which material breach is the primary cause of, or is a consequence of, a purposeful act or failure to act by such party with the actual knowledge that the taking of such act or failure to take such act would be the primary cause of a failure of any of the conditions set forth in Article VI to be satisfied.

ARTICLE VIII

INDEMNIFICATION

Section 8.1.                          Survival.

(a)            The representations and warranties contained in this Agreement shall survive the Closing Date hereunder and continue in full force and effect until the date that is twelve (12) months following the Closing Date, except that (i) the representations and warranties contained in Section 3.1(a) ‒ (b) (Organization and Corporate Power), Section 3.2(a) (Capitalization), Section 3.3 (Authority), Section 3.21 (Holder Consent Required), Section 3.22 (Brokers), Section 4.1 (Organization and Corporate Power), Section 4.2 (Authority) and Section 4.5 (Brokers) (and any corresponding representations made in the closing certificate provided pursuant to Section 6.2(d) or Section 6.3(c)) shall survive indefinitely, (ii) the representations and warranties contained in Section 3.14 (Environmental Matters) shall survive until the date that is five (5) years following the Closing Date, (iii) the representations and warranties contained in Section 3.12 (Taxes) shall survive until the date that is sixty (60) days after the expiration of the applicable statute of limitations (after giving effect to any extensions or waivers) and (iv) the representations and warranties contained in Section 3.25 (No Other Representations) and Section 4.7 (No Other Representations or Warranties) shall survive for 20 years.  The representations and warranties set forth in clause (i) are the “Fundamental Representations”.

(b)            Each of the covenants and agreements contained herein that (i) are to be performed following the Closing shall survive the Closing and continue in full force and effect in accordance with their terms and (ii) are to be performed only prior to the Closing shall survive until the Closing Date.

Section 8.2.                          Indemnification.

(a)            From and after the Closing, Parent, Buyer, the Surviving Company and their Affiliates and each of their respective officers, directors, employees, agents and other Representatives (each, a “Buyer Indemnified Party”) shall be indemnified and held harmless from and against any and all Losses incurred or suffered by a Buyer Indemnified Party, without duplication arising out of or resulting from:

(i)            any breach of or inaccuracy in any representation or warranty of Company as of the date of this Agreement or as of the Closing Date as if made on and as of such date; provided that for purposes of determining both (x) the amount of any Losses and (y) whether there has been any such breach or inaccuracy, any qualifications as to materiality or Company Material Adverse Effect or similar qualifiers shall be disregarded other than (1) those qualifiers included in Section 3.5(b) and Section 3.6(a) and (2) the Specified Qualifications;

(ii)            any breach of or failure by the Company to perform, or cause to be performed, any of the covenants or obligations contained in this Agreement;

(iii)            (A) any liability or obligation for Taxes of the Company or any Company Subsidiary for any Tax period ending on or before the Closing Date (a “Pre-Closing Tax Period”) or with respect to any Tax period that begins on or before and ends after the Closing Date (“Straddle Period”), for the portion thereof ending on the Closing Date, in each case except to the extent such amounts have been included in (and resulted in a reduction to) the Final Purchase Price, (B) any liability or obligation imposed on the Company or any Company Subsidiaries, or their successors as a result of Treasury Regulations Section 1.1502-6 or similar State, local, or non-U.S. Law for Taxes of any Person (other than Company or any of the Company Subsidiaries) which is or has ever been affiliated with Company or any of the Company Subsidiaries or with whom Company or any of the Company Subsidiaries otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined, unitary, aggregate or similar Tax Return, prior to the Closing Date, (C) any Taxes incurred in connection with the Restructuring or (D) any Buyer Indemnified Party economically bearing the Company’s portion of any Transfer Taxes as set forth in Section 5.11(h);

(iv)            any Indebtedness of the Company or the Company Subsidiaries incurred, assumed or otherwise arising prior to the Closing or any Transaction Expenses, in each case to the extent not taken into account in the calculation of the Final Purchase Price;

(v)            any matters set forth on Section 8.2(a)(v) of the Company Disclosure Letter;

(vi)            any matters set forth on Section 8.2(a)(vi) of the Company Disclosure Letter; or

(vii)            any matters set forth on Section 8.2(a)(vii) of the Company Disclosure Letter.

(b)            The sole and exclusive remedy of the Buyer Indemnified Parties with respect to indemnification under Section 8.2(a) of this Agreement shall be by reducing any Deferred Payment Amount dollar-for-dollar by the amount of such indemnification obligation in accordance with Section 8.4. Other than with respect to Fraud or with respect to matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available, the sole and exclusive remedy of all parties from and after the Closing with respect to any breach of this Agreement shall be limited to this Article VIII and the Buyer Indemnified Parties waive all claims against the Company Members under Environmental Laws including under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 et seq., except for claims affected by Fraud. The Buyer Indemnified Parties shall not be entitled to indemnification for any Losses that are in the nature of punitive or exemplary damages (except to the extent such damages are awarded to any third party).  The parties hereto agree that the provisions in this Agreement relating to indemnification, and the limits imposed on the remedies hereunder with respect to this Agreement and the transactions contemplated hereby were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Company Members hereunder.

(c)            Notwithstanding anything herein to the contrary, (A) the Buyer Indemnified Parties shall not be entitled to indemnification pursuant to Section 8.2(a)(i) until (i) with respect to any given claim for Losses, such claim is individually in excess of $50,000 (the “Individual Claim Amount”) (it being understood that the Buyer Indemnified Parties may recover for the full amount of such Losses once the claim exceeds such Individual Claim Amount), and (ii) the aggregate Losses of the Buyer Indemnified Parties with respect to indemnification claims pursuant to Section 8.2(a)(i) that individually exceed the Individual Claim Amount exceeds on a cumulative basis an amount equal to $3,093,750 (the “Threshold Amount”), in which case the Buyer Indemnified Parties shall be entitled to indemnification for such Losses in excess of the Threshold Amount; provided that, in each case of clauses (i) and (ii), the foregoing limitation shall not apply with respect to breaches of or inaccuracies in the Fundamental Representations of the Company; (B) (i) the Buyer Indemnified Parties shall not be entitled to indemnification pursuant to Section 8.2(a)(vi) until the aggregate Losses of the Buyer Indemnified Parties with respect to indemnification claims pursuant to Section 8.2(a)(vi) exceeds on a cumulative basis an amount equal to $1,000,000 (the “Environmental Threshold Amount”) in which case the Buyer Indemnified Parties shall be entitled to indemnification for such Losses in excess of the Environmental Threshold Amount, and (ii) if, after exceeding the Environmental Threshold Amount, the aggregate Losses of the Buyer Indemnified Parties with respect to indemnification claims pursuant to Section 8.2(a)(vi) in excess of the Environmental Threshold Amount exceed on a cumulative basis an amount equal to $1,000,000, the Buyer Indemnified Parties shall thereafter only be entitled to indemnification pursuant to Section 8.2(a)(vi) for 50% of the amount of any Losses in excess of such amount; and (C) the Buyer Indemnified Parties shall not be entitled to indemnification pursuant to Section 8.2(a)(vii) until the aggregate Losses of the Buyer Indemnified Parties with respect to indemnification claims pursuant to Section 8.2(a)(vii) in excess of the $650,000 reserve amount reflected in respect of such items in the calculation of Closing Net Working Capital exceeds on a cumulative basis an amount equal to $350,000 (the “Reserve Threshold Amount”) in which case the Buyer Indemnified Parties shall be entitled to indemnification for such Losses in excess of the Reserve Threshold Amount.

(d)            From and after the Closing, Buyer shall indemnify each Company Member (each, a “Seller Indemnified Party”) from and against any and all Losses incurred or suffered by such Seller Indemnified Party arising out of, resulting from, or relating to (A) any breach of or inaccuracy in any representation or warranty of Parent, Buyer or Merger Sub as of the date of this Agreement or as of the Closing Date as if made on and as of such date; provided that for purposes of determining both (i) the amount of any Losses and (ii) whether there has been any such breach or inaccuracy, any qualifications as to materiality or Parent Material Adverse Effect or similar qualifiers shall be disregarded and (B) any breach of or failure by Parent, Buyer or Merger Sub to perform, or cause to be performed, any of the covenants or obligations contained in this Agreement.

(e)            Buyer shall use commercially reasonable efforts to mitigate any Losses claimed under this Article VIII upon Buyer becoming aware of such Losses.

(f)            The amount of any Losses subject to indemnification under this Section 8.2 shall be calculated net of any Tax Benefit realized by the Indemnified Party or its direct or indirect owner on account of such Losses.  If the Indemnified Party realizes a Tax Benefit on account of such Losses after an indemnification payment is made to it, the Indemnified Party shall within five (5) days of such Tax Benefit being realized pay to the Person or Persons that made such indemnification payment the amount of such Tax Benefit.

(g)            In calculating the amounts payable to an Indemnified Party, the amount of any indemnified Losses shall be computed net of (i) payments actually recovered by the Indemnified Party under any insurance policy with respect to such Losses, (ii) any actual recovery by the Indemnified Party from any other Person with respect to such Losses and (iii) the amount of any reserve including in respect of such matter in the calculation of Closing Net Working Capital. In the event an insurance recovery or third party recovery relating to an indemnification payment is received after the Indemnifying Party has made an indemnification payment under this Agreement that did not take into account such insurance recovery or third party recovery, the Indemnified Party shall promptly pay the Indemnifying Party an amount equal to the lesser of such insurance recovery or third party recovery and the amount of the related indemnification payment. To the extent an Indemnified Party may have insurance coverage for the claim, such Indemnified will use commercially reasonable to seek to recover insurance proceeds.

(h)            In connection with any Losses arising under (x) Section 8.2(a)(i) for any breach of any representation or warranty in Section 3.14, or (y) Section 8.2(a)(vi), Buyer Indemnified Parties agree (i) that the costs of any sampling or testing of soil, soil gas, groundwater or other environmental media that Buyer may conduct shall be deemed not to be Losses subject to indemnification thereunder, unless such sampling or testing is required by any applicable Environmental Laws, or by any Order or directive of any Governmental Entity (except for any such Order or directive that results from soliciting or importuning by any Buyer Indemnified Party), and (ii) that such indemnification, with respect to any measures taken to remediate or otherwise respond to any condition or correct any violation at any Owned Real Property or Leased Real Property, shall be limited to the amount needed to implement reasonably least costly measures necessary to comply with such minimum standards required to be achieved under Environmental Laws as are applicable for continued industrial use of the subject property as operated and configured as of Closing (including, if available and cost-effective, implementation and use of reasonable deed restrictions, institutional controls and engineered barriers).

Section 8.3.         Procedure for Indemnification.

(a)            Any Buyer Indemnified Party or Seller Indemnified Party seeking indemnification under Section 8.2 (an “Indemnified Party”) shall, in the case of a Buyer Indemnified Party, promptly notify in writing the Holder Representative and, in the case of a Seller Indemnified Party, promptly notify in writing Buyer (any such notice, a “Notice of Claim”); provided, however, that, subject to Section 8.1(a), no delay on the part of any Indemnified Party in providing such notice shall adversely affect the rights of the Indemnified Party under Section 8.2.  The Notice of Claim shall set forth in reasonable detail (i) the date and nature and basis of such claim and (ii) a good faith estimate of the amount of such claim. The Indemnified Party shall provide any information reasonably requested by the Holder Representative or Buyer, as the case may be, in relation to such claim.

(b)            If a claim for indemnification is with respect to a Proceeding by a third-party against an Indemnified Party, the Holder Representative, in the case of a claim by a Buyer Indemnified Party and Buyer, in the case of a claim by a Seller Indemnified Party (the Holder Representative or Buyer, as applicable, the “Indemnifying Party”), shall be entitled (but not obligated), by written notice to the Indemnified Party within ninety (90) days of the receipt of the Notice of Claim, to defend the Indemnified Party against such Proceeding with counsel selected by the Indemnifying Party (subject to the reasonable approval of the Indemnified Party) at the Indemnifying Party’s sole cost and expense; provided however that prior to assuming such control of the Proceeding, the Indemnifying Party acknowledges in writing that it is obligated to indemnify the Indemnified Party with respect to such Proceeding to the extent provided for in, and subject to the limitations of, this Article VIII.  The Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to such Proceeding without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed), unless the judgment or proposed settlement (i) involves only the payment of money damages against which the Indemnified Party is indemnified in full pursuant to this Article VIII at the time of such settlement, (ii) releases the Indemnified Party and its Affiliates from all liability or obligation in connection with such Proceeding, (iii) does not impose an injunction or other equitable relief upon the Indemnified Party or its Affiliates and (iv) does not involve a finding or admission of any violation of applicable Law by the Indemnified Party or its Affiliates.  If the Indemnifying Party elects to assume the defense of such a Proceeding, the Indemnified Party shall, at the Indemnifying Party’s sole cost and expense, cooperate in all reasonable respects with the Indemnifying Party and its attorneys in such defense.  The Indemnifying Party may not assume control of, or continue to control, the defense of any such Proceeding (x) involving alleged criminal liabilities of the Indemnified Party or any of its Affiliates or (y) seeking the imposition of any equitable remedy excepting injunctive relief that is de minimis and ancillary to a damages claim that would be binding upon the Indemnified Party or any of its Affiliates. In any such Proceeding, the Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at its own expense unless representation of both the Indemnified Party and the Indemnifying Party by the same counsel would represent a conflict of interest for such counsel under applicable standards of professional conduct for attorneys or the Indemnified Party has been advised by its counsel that there are one or more legal defenses available to it that are different from or additional to those available to any Indemnifying Party, in which case the Indemnifying Party will pay the reasonable fees and expenses of such counsel.  This Section 8.3(b) shall not apply to any Tax Claim, which shall be governed by Section 5.11.

Section 8.4.          Offset of Deferred Payment Amounts.

(a)            In the event there are any claims for indemnification by a Buyer Indemnified Party (such claims, “Offset Claims” and the aggregate amount of such Offset Claims, the “Aggregate Offset Amount”), if any Deferred Payment Amount would otherwise become due following the time such Offset Claims have been made, such Deferred Payment Amount shall be reduced dollar-for-dollar by the Aggregate Offset Amount and if the Aggregate Offset Amount is greater than such Deferred Payment Amount, any further Deferred Payment Amounts that would otherwise become due following such time shall also be reduced dollar-for-dollar until and to the extent the Deferred Payment Amounts that would otherwise have become due have been reduced, in the aggregate, by amount equal to the Aggregate Offset Amount.  In the event all Offset Claims are finally resolved (either pursuant to agreement between Parent and the Holder Representatives or by a final, non-appealable order from a court of competent jurisdiction) for an amount (the aggregate amount for all Offset Claims, the “Offset Final Resolution Amount”) that is less than the Aggregate Offset Amount, then Buyer shall (and Parent shall cause Buyer to) deposit with the Paying Agent an amount equal to the excess of (i) the Aggregate Offset Amount minus (ii) the Offset Final Resolution Amount, for payment of the Offset Claims Per Interest Payment owed, with respect to all Company Membership Interests, to the former Company Members. The Paying Agent shall promptly disburse the funds received pursuant to this Section 8.4(a) to the former Company Members in accordance with the Updated Distribution Waterfall and in accordance with Article II.

(b)            The  “Offset Claims Per Interest Payment” means, with respect to any Company Membership Interest, the amount that would be distributed in respect of such Company Membership Interest in accordance with Section 5.1(b) of the Company LLC Agreement upon the consummation of a sale of the Company with a distribution amount that is equal to (i) the Aggregate Offset Amount minus (ii) the Offset Final Resolution Amount, in accordance with the Updated Distribution Waterfall.

(c)            Notwithstanding anything herein to the contrary, Deferred Payment Amounts shall not be reduced by more than (i) $8,333,333 in the aggregate as a result of adjustments to the Final Purchase Price under Section 2.4(f), (ii) $82.5 million in the aggregate as a result of (A) indemnification under Section 8.2(a)(i) with respect to breaches of Fundamental Representations and (B) indemnification under Section 8.2(a)(ii)-(v), (iii) $3,000,000 in the aggregate as a result of indemnification under Section 8.2(a)(vi), (iv) $1,000,000 in the aggregate as a result of indemnification under Section 8.2(a)(vii)  and (iv) $3,093,750 in the aggregate as a result of indemnification under Section 8.2(a)(i) with respect to breaches of representations and warranties other than Fundamental Representations.  Notwithstanding anything expressed or implied herein to the contrary, once the Deferred Payment Amounts have been reduced by $3,093,750 with respect to Offset Claims as a result of indemnification under Section 8.2(a)(i) with respect to breaches of representations and warranties other than Fundamental Representations, (i) no current or former equity holder of the Company, including the Company Members, shall have any direct or indirect liability with respect to, or any obligation to satisfy, any claim by any Buyer Indemnified Party under Section 8.2(a)(i) with respect to any breach claim other than with respect to Fundamental Representations and (ii) the sole and exclusive remedy of the Buyer Indemnified Parties in respect of any such Losses shall be limited to the R&W Policy. No current or former equity holder of the Company, including the Company Members, shall have any direct or indirect liability of any kind or nature with respect to the R&W Policy (including by way of subrogation), except with respect to Fraud.  Notwithstanding anything herein to the contrary, Deferred Payment Amounts shall not be reduced as a result of claims for indemnification under Section 8.2(a)(vi) made after the fifth anniversary of the Closing Date.

(d)            If applicable, any Losses that the Buyer Indemnified Parties are entitled to recover pursuant to Section 8.2(a)(i) for any inaccuracy or breach of Fundamental Representations or Section 8.2(a)(iii) shall be satisfied in the following order of recovery: (i) first, solely to the extent any portion of the retention amount under the R&W Policy remains to be eroded, recovered via an Offset Claim to the extent of such remaining retention amount, subject to the other limitations set forth in Section 8.2 and this Section 8.4, (ii) second, to the extent such claims would be covered by the R&W Policy, by submission of claims to the R&W Policy, and (iii) third, to the extent the policy limit under the R&W Policy has been reached and coverage thereunder has been fully depleted or such claims would not be covered by the R&W Policy, recovered directly via an Offset Claim, subject to the other limitations set forth in Section 8.2 and this Section 8.4.

(e)            Notwithstanding the foregoing, Buyer Indemnified Parties shall not be entitled to a right to offset under this Section 8.4 to the extent such Losses would have been covered under the R&W Policy if not for a failure by a Buyer Indemnified Party to properly make a claim thereunder (or otherwise comply with the terms thereof).

(f)            The Parties shall treat any indemnification payment made pursuant to this Article VIII as an adjustment to the Final Purchase Price for income Tax purposes, if allowable by Law.

ARTICLE IX

MISCELLANEOUS

Section 9.1.        Amendment and Modification.  Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after obtaining the Merger Consent, by written agreement of the Parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, that following receipt of such Merger Consent, no amendment, modification or supplement of this Agreement shall be made that by applicable Law requires any further approval or authorization of holders of Company Membership Interests, without such approval or authorization by such holders.

Section 9.2.         Extension; Waiver.  At any time prior to the Closing, each Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other Parties contained in this Agreement.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 9.3.        Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred by the Parties hereto shall be borne solely by the Party that has incurred such fees and expenses whether or not the Merger is consummated.

Section 9.4.        Notices.  All notices and other communications in connection with this Agreement will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally, by facsimile or by electronic mail so long as confirmation of delivery is obtained or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service.  All notices in connection with this Agreement will be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a)            if to Parent, Buyer or Merger Sub, to:

Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340
Attention:                                Senior Vice President, Corporate Development
                                            & Strategy
Facsimile No.:                  (763) 542-0595

with a copy to:

Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340
Attention:             General Counsel
Facsimile No.:      (763) 542-0595

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention:             Mario Ponce
Facsimile No.:     (212) 455-2502
Email:                      mponce@stblaw.com

(b)            if to the Company, to:

c/o Boat Holdings, LLC
2805 Decio Drive
Elkhart, IN 46514
Attention:                               Jacob Vogel, CEO
Telephone:                               (574) 612-5969
Facsimile No.:                 (574) 970-1983
Email:                               jvogel@bennington.com; and
                                ARoeder@benningtonmarine.com

with a copy to:

Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
Attention:                                  Peter Izanec
Facsimile No.:                (216) 579-0212
Email:                                          peizanec@jonesday.com

(c)            if to the Holder Representative, to:

Jonathan A. Victor
Managing Director
Balmoral Funds
11150 Santa Monica Blvd., Suite 825
Los Angeles, CA 90025

Section 9.5.        Entire Agreement.  This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the other Transaction Agreements and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof.

Section 9.6.        Third Party Beneficiaries.  This Agreement is not intended to confer any rights (including the right to rely upon the representations, warranties and covenants set forth herein), benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and assigns, except that (i) following the Effective Time, the provisions of Section 5.5 shall be enforceable by each Company Indemnified Party and his or her heirs, executors or administrators and representatives, and (ii) following the Effective Time, the provisions of Article II with respect to the rights of holders of Company Membership Interests to receive the payments set forth in Article II shall be enforceable by the Holder Representative on behalf of such holders.

Section 9.7.        Severability.  If any term, provision, covenant or restriction (or part thereof) of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party hereto.

Section 9.8.        Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void. Notwithstanding anything to the contrary contained herein, Parent, Buyer and Merger Sub shall have the right, without the prior written consent of the Company, to assign all or any portion of their rights, interests, and obligations under this Agreement to (i) any Affiliate (so long as Parent remains fully liable for all of its obligations hereunder) and/or (ii) any financing source (so long as Parent remains fully liable for all of its obligations hereunder) for purposes of creating a security interest herein or otherwise assigning collateral in respect of any debt financing.

Section 9.9.         Governing Law.  This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware.

Section 9.10.        Exclusive Jurisdiction.  Each of the Parties (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (d) consents to service of process being made through the notice procedures set forth in Section 9.4.

Section 9.11.         Specific Performance.  The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and, to the fullest extent permitted by Law, each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.12.        Holder Representative.

(a)            By virtue of the adoption of this Agreement by the Merger Consent, and without any further action of any of the holders of Company Membership Interests or the Company, Jonathan Victor hereby irrevocably nominated, constituted and appointed as the exclusive representative, agent and true and lawful attorney in fact of holders of Company Membership Interests (the “Holder Representative”), with full power of substitution (and, if substituted, the Holder Representative will promptly notify Parent and Buyer of such substitution) to act in the name, place and stead of the holders of Company Membership Interests with respect to this Agreement, as the same may be from time to time amended, and with respect to the transactions contemplated hereby, and to do or refrain from doing all such acts and things, and to execute all such documents, as the Holder Representative shall deem necessary or appropriate in connection with this Agreement, any agreements contemplated by this Agreement or any of the transactions contemplated hereby or thereby.  Without limiting the generality of the foregoing, the Holder Representatives is hereby authorized to take all actions on behalf of the holders of Company Membership Interests in connection with any actions taken or to be taken under Article II and Article VIII.  Any vacancy in the position of Holder Representative may be filled by the Person set forth on Section 9.12 of the Company Disclosure Letter, subject to the right of holders representing a majority of the Company Membership Interests immediately prior to the Effective Time to replace any Holder Representative so appointed.

(b)            All decisions and actions of the Holder Representative shall be final, binding and conclusive on the holders of Company Membership Interests and may be relied upon by Parent, Buyer and their Affiliates as the decisions and actions of the holders of Company Membership Interests.  The Holder Representative shall not be liable to any of the holders of Company Membership Interests for any act done or omitted by the Holder Representative in good faith pursuant to this Agreement or any agreement ancillary hereto or any mistake of fact or Law unless caused by the Holder Representative’s fraud or willful misconduct in the performance of its duties under this Agreement. The holders of Company Membership Interests will indemnify, defend and hold harmless the Holder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Holder Representative Losses”) arising out of or in connection with the Holder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Holder Representative Loss is suffered or incurred; provided, that in the event that any such Holder Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Holder Representative, the Holder Representative will reimburse the holders of Company Membership Interests the amount of such indemnified Holder Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Holder Representative by the holders of Company Membership Interests, any such Holder Representative Losses may be recovered by the Holder Representative from the funds in the Holder Representative Expense Funds; provided, that while this Section 9.12 allows the Holder Representative to be paid from the aforementioned sources of funds, this does not relieve the holders of Company Membership Interests from their obligation to promptly pay such Holder Representative Losses as they are suffered or incurred, nor does it prevent the Holder Representative from seeking any remedies available to it at law or otherwise. In no event will the Holder Representative be required to advance its own funds on behalf of the holders of Company Membership Interests or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the holders of Company Membership Interests set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Holder Representative under this Section 9.12.  The foregoing indemnities will survive the Closing, the resignation or removal of the Holder Representative or the termination of this Agreement.  In taking any action or refraining from taking any action whatsoever the Holder Representative shall be protected in relying upon any notice, paper or other document reasonably believed by it to be genuine, or upon any evidence reasonably deemed by it to be sufficient.  The Holder Representative may consult with counsel in connection with its duties and shall be fully protected in any act taken, suffered or permitted by it in good faith in accordance with the advice of counsel.

(c)            The holders of Company Membership Interests will not receive any interest or earnings on the Holder Representative Expense Funds and irrevocably transfer and assign to the Holder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Holder Representative will not be liable for any loss of principal of the Holder Representative Expense Funds other than as a result of its gross negligence or willful misconduct. The Holder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. For tax purposes, the Holder Representative Expense Funds will be treated as having been received and voluntarily set aside by the holders of Company Membership Interests at the time of Closing. If there are any Holder Representative Expense Funds remaining following the payment by the Holder Representative of all costs and expenses that may be reasonably expected to be incurred by the Holder Representative, in its capacity as such, in connection the transactions contemplated by this Agreement, at such time the Holder Representative shall deposit (a) with the Paying Agent an amount equal to the aggregate Holder Representative Unused Funds Per Interest Payment owed, with respect to all Company Membership Interests, to the former Company Members.  The Paying Agent shall promptly disburse the funds received pursuant to this Section 9.12(c) to the former Company Members in accordance with the Updated Distribution Waterfall and in accordance with Article II.

Section 9.13.        Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (.pdf)), it being understood that all Parties need not sign the same counterpart.

Section 9.14.        Interpretation.  The words “include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  References to “this Agreement” shall include the Company Disclosure Letter.  The word “will” shall be construed to have the same meaning and effect as the word “shall.”  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The Company Disclosure Letter is hereby incorporated in and made a part of this Agreement as if set forth in full herein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented in a manner consistent with this Agreement, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.  This Agreement is the product of negotiations by the Parties having the assistance of counsel and other advisers.  It is the intention of the Parties that this Agreement not be construed more strictly with regard to one Party than with regard to the others. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.15.         Financing Source Related Parties.  Notwithstanding anything to the contrary contained in this Agreement, each of the Parties hereto: (a) agrees that it will not bring or support any Person, or permit any of its Affiliates to bring or support any Person, in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Related Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to any Debt Financing or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New York; (b) agrees that, except as specifically set forth in the terms of any Debt Financing commitments, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Source Related Parties in any way relating to any Debt Financing commitments or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (c) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (WHETHER AT LAW OR IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING IN ANY WAY TO ANY DEBT FINANCING OR THE PERFORMANCE THEREOF OR THE FINANCINGS CONTEMPLATED THEREBY. Notwithstanding anything to the contrary contained in this Agreement, the Financing Source Related Parties are intended third-party beneficiaries of, and shall be entitled to the protections of this provision to the same extent as if the Financing Sources were parties to this Agreement. This Section 9.15 may not be amended, modified or supplemented, or any of its provisions waived, without the written consent of the Financing Source Related Parties, which consent may be granted or withheld in the sole discretion of the Financing Source Related Parties. For purposes of this Agreement, (a) “Financing Source Related Parties” shall mean the Financing Sources, their Affiliates and their respective former, current and future directors, officers, managers, members, stockholders, partners, employees, agents, Representatives, successors and permitted assigns and (b) “Financing Sources” shall mean, in their capacity as such, any lender providing a commitment pursuant to any Debt Financing or any Affiliates, employees, officers, directors, agents or advisors of any such lender.

Section 9.16.         Provision Respecting Legal Representation.  Each of Parent, Buyer and Merger Sub and the Company (on its behalf and on behalf of the Surviving Company) hereby waives, and agrees to cause its Affiliates to waive, any claim that it may have that Jones Day has a conflict of interest that may arise in connection with Jones Day representing any of the holders of Company Membership Interests or their respective Affiliates (including the Holder Representative) after the Closing as such representation may relate to Parent, Buyer, Merger Sub or any of their respective Subsidiaries or the transactions contemplated by this Agreement.  Each of Parent, Buyer and Merger Sub and the Company (on behalf of the Surviving Company) hereby agrees that, in the event that a dispute arises after the Closing between Parent, Buyer, the Surviving Company or any of their respective Subsidiaries, on the one hand, and the Holder Representative or the holders of Company Membership Interests, on the other hand, Jones Day may represent any or all of the Holder Representative or the holders of Company Membership Interests in such dispute even though the interests of such Holder Representative or the holders of Company Membership Interests may be directly adverse to Parent, Buyer, the Surviving Company or any of their respective Affiliates, and even though Jones Day formerly may have represented the Company and its Subsidiaries in a matter substantially related to such dispute.  In addition, all communications involving attorney-client confidences by the holders of Company Membership Interests or their respective Affiliates in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to such holders of Company Membership Interests (and not the Surviving Company or its Subsidiaries).  Accordingly, the Surviving Company and its Affiliates shall not have access to any such communications, or to the files of Jones Day relating to the engagement described in this Section 9.16, whether or not the Closing shall have occurred.  Without limiting the generality of the foregoing, upon and after the Closing, (a) the holders of Company Membership Interests and their respective Affiliates (and not the Surviving Company or its Affiliates) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Surviving Company or its Affiliates shall be a holder thereof, (b) to the extent that the files of Jones Day in respect of such engagement constitute property of the client, only the holders of Company Membership Interests and their respective Affiliates (and not the Surviving Company or its Affiliates) shall hold such property rights and (c) Jones Day shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the Surviving Company or its Affiliates by reason of any attorney-client relationship between Jones Day and any of the Surviving Company or its Affiliates or otherwise; provided, that none of the holders of Company Membership Interests or their Affiliates thereof may waive such privilege or exercise such property rights without the prior written consent of the Holder Representative, on behalf of all of the holders of Company Membership Interests. Notwithstanding the foregoing, in the event that a dispute arises between Parent, Buyer or the Surviving Company on the one hand and a third party other than a party to this Agreement on the other hand after the Closing, the Surviving Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Jones Day to such third party; provided, however, that the Surviving Company may not waive such privilege without the prior written consent of the Holder Representative.

Section 9.17.                          Release.  Effective as of the Closing, to the extent permitted by Law, each of Parent, Buyer and Merger Sub (and the Company (on behalf of the Surviving Company), on its own behalf and on behalf of each of its respective Affiliates, successors and assigns (each a “Releasing Person”), hereby fully and unconditionally releases, acquits and forever discharges the current and former managers, members, partners, officers, trustees and directors of the Company and its Subsidiaries, the Company Members and each of their respective Affiliates, successors and assigns (each a “Released Person”), in each case, in such capacity, from all debts, demands, causes of action, suits, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, whether in Law or in equity, whether in contract or in tort or otherwise, known or unknown, accrued or unaccrued, which have been or could have been asserted against any Released Person in such capacity, which any Releasing Person has or ever had, which arises out of events, circumstances or actions occurring, existing or taken prior to the Closing in respect of matters relating to the Company and its Subsidiaries, except for Fraud; provided, however, that the Parties acknowledge and agree that this Section 9.17 does not apply to and shall not constitute a release of any rights or obligations arising under this Agreement, the transactions and the documents contemplated hereby or executed or delivered in connection herewith any other Contract binding on any Released Person.

Section 9.18.                          Definitions. The following terms and those set forth in the Index of Defined Terms shall have the meanings specified in this Section 9.18 or on the corresponding page number of the Index of Defined Terms:

“Accounting Principles” means the same accounting methods, historical policies, practices, principles and procedures (with consistent classifications), judgments and estimation methodologies as were used in the preparation of Exhibit E, provided that, to the extent they differ or are inconsistent with GAAP, the accounting policies, principles, practices and methodologies used in the preparation of Exhibit E shall control. Notwithstanding the foregoing, the determination of whether any assets of the Company or its Subsidiaries are Current Assets and the determination of whether any liabilities of the Company and its Subsidiaries are Current Liabilities, in each case for purposes of calculating Net Working Capital, shall be made solely with reference to, and in accordance with, Exhibit E.  In calculating Net Working Capital, the Parties shall entirely disregard any and all effects on the Company and its Subsidiaries (including the assets and liabilities of Company and its Subsidiaries) as a result of (A) the Merger, (B) any debt or equity financing or refinancing arrangements entered into (x) at any time by any of Parent, Buyer, Merger Sub, and/or their respective Affiliates or (y) by the Company and/or any of its Subsidiaries at the Closing pursuant to the terms of the Agreement or (C) any other transaction entered into by any of Parent, Buyer or Merger Sub, or their respective Affiliates, or at or following the Closing by the Surviving Company or its respective Affiliates, in each case, in connection with the consummation of the transactions contemplated by the Agreement.

“Adjustment Time” shall mean 11:59 p.m., New York time, on the day immediately prior to the Closing Date.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is controlled by, or is under common control with, such first Person.

“Anti-Corruption Laws” means all applicable Laws of any jurisdiction applicable to the Company or its Subsidiaries from time to time concerning or relating to bribery or corruption.

“Anti-Money Laundering Laws” means all applicable Laws of any jurisdiction applicable to the Company or its Subsidiaries from time to time concerning or relating to money laundering, including those administered by the Financial Crimes Enforcement Network at the U.S. Department of the Treasury.

“Business Day” means any day except a Saturday, a Sunday or other day on which banking institutions in the New York, New York are authorized or required by Law to be closed.

“Cash” means (1) cash and cash equivalents, including (x) any uncleared checks, drafts, other instruments immediately convertible to cash or wires that are not yet credited to the account of the Company or the Company Subsidiaries (minus any outstanding checks written by the Company or the Company Subsidiaries (but not yet cashed)), and (y) cash held in blocked accounts, cash management accounts, cash collateral accounts and reserve or escrow accounts, and (2) marketable securities, in each case of (1) and (2), as determined in accordance with GAAP as applied in a manner consistent with the accounting principles and methodology used in preparing the Financial Statements.

 “Closing Cash” means the Cash of the Company and the Company Subsidiaries, as of the Adjustment Time, as finally determined pursuant to Section 2.4.

“Closing Indebtedness” means the Indebtedness of the Company and the Company Subsidiaries, as of immediately prior to the Closing, as finally determined pursuant to Section 2.4.

“Closing Net Working Capital” means the Net Working Capital, as of the Adjustment Time, as finally determined pursuant to Section 2.4.

“Closing Transaction Expenses” means the Transaction Expenses, as of immediately prior to the Closing, as finally determined pursuant to Section 2.4.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, including multiemployer plans (within the meaning of Section 3(37) of ERISA), and each other stock grant, stock purchase, stock option, restricted stock, other equity or equity-related, profit-sharing, severance, employment, consulting, change-in-control, retention, fringe benefit, loan, collective bargaining, bonus, incentive, sabbatical, medical, dental, vision, disability, cafeteria benefit, dependent care, welfare benefit, life insurance or accident insurance, retirement, supplemental retirement, deferred compensation or other compensation or benefit plan, agreement, program, policy or arrangement (i) sponsored, maintained, entered into or contributed to (or required to be contributed to) by the Company or any ERISA Affiliate, (ii) under which any Company Service Provider (including their dependents or beneficiaries) has any present or future right to benefits or (iii) with respect to which the Company or any of its ERISA Affiliate has any liability (contingent or otherwise).

“Company Board” means the Board of Directors of the Company.

“Company Employee” means any employee of the Company or any of the Company Subsidiaries.

“Company LLC Agreement” means the Amended and Restated Operating Agreement of the Company, dated as of March 2, 2010.

“Company Material Adverse Effect” means any event, change, condition, occurrence or effect that, individually or in the aggregate with all other events, changes, conditions, occurrences or effects, (x) has had or would reasonably be expected to have a material adverse effect on the assets, business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (y) that prevents or materially impairs, or that would reasonably be expected to prevent or materially impair, the Company’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby by the Outside Date, provided, that in determining whether a Company Material Adverse Effect has occurred pursuant to clause (x) above, no event, change, condition, occurrence or effect resulting from any of the following shall be deemed to be or taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any event, change, condition, occurrence or effect in or affecting financial, economic, social or political conditions generally or the securities, credit or financial markets in general, including interest rates or exchange rates, or any changes therein, in the United States or other countries in which the Company or any of the Company Subsidiaries conduct operations, (b) any change, event or development generally affecting the industries in which the Company or any of the Company Subsidiaries operate, (c) any adoption, implementation, proposal or change after the date hereof in any applicable Law or GAAP or interpretation of any of the foregoing, (d) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism, (e) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, (f) the negotiation, entry into or the announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of any transactions contemplated hereby, (g) the fact that the prospective owner of the Company and its subsidiaries is Parent or an Affiliate of Parent and (h) the failure of the Company or any Company Subsidiary to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement; provided, however, (1) that the exception in this clause (h) shall not prevent the underlying facts giving rise or contributing to such failure, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred, (2) that with respect to clauses (a), (b), (c) and (d), such events, changes, conditions, occurrences or effects shall be taken into account to the extent they disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating in the industry in which the Company and the Company Subsidiaries operate, in which case, solely the incremental disproportionate adverse impact may be taken into account in determining whether there has been a Company Material Adverse Effect; (3) that clause (f) shall not apply to the use of Company Material Adverse Effect in Section 3.6 and (4) for purposes of Section 6.2(c), in determining whether a Company Material Adverse Effect has occurred the matters set forth in the following Sections of the Seller Disclosure Letter shall not be considered: (i) Section 3.7, (ii) Section 3.8, (iii) Section 3.11(d), (iv) Section 3.14 and (v) Section 3.19.

“Company Member” means all Persons holding Company Membership Interests as of immediately prior to the Effective Time.

“Company Membership Interests” means Membership Interests (as such term is defined in the Company LLC Agreement).

“Company Service Provider” means any Company Employee, consultant (who is a natural Person) or director of the Company or any of the Company Subsidiaries or any Person described in clause (ii) of the second sentence of Section 3.11(a).

“Company Subsidiary” means a Subsidiary of the Company.

“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Entity with regulatory jurisdiction over enforcement of any applicable Competition Law regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.

“Confidentiality Agreement” means the confidentiality agreement, dated November 9, 2017, between Parent and the Company, as the same may be further amended, supplemented or otherwise modified by the Parties.

“Constituent Documents” means, with respect to any Person, the charter, the certificate or articles of incorporation or formation, bylaws, limited liability company or operating agreement or comparable organizational documents of such Person, as the same may be amended, supplemented or otherwise modified from time to time.

“Contract” means any written or oral note, bond, debenture, mortgage, indenture, deed of trust, license, lease, agreement, understanding, arrangement or other contract, agreement, commitment, instrument or obligation, in each case, including all amendments, supplements or other modifications thereto.

“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Credit Facilities” means the Credit Agreement, dated as of April 28, 2017, among the Company and the other parties thereto.

“Current Assets” means those current assets of the Company and the Company Subsidiaries set forth on Exhibit E, in all cases as determined in accordance with the Accounting Principles.

“Current Liabilities” means those current liabilities of the Company and the Company Subsidiaries set forth on Exhibit E, in all cases determined in accordance with the Accounting Principles.

“Data Protection Laws” means any applicable data protection Laws applicable to the Company and its Subsidiaries whether in the United States of America or elsewhere in the world.

“Distribution Waterfall” means a schedule setting forth, for each Company Member, based on the Estimated Per Interest Payment Amount for each Company Membership Interest held by such Person immediately prior to the Effective Time, the portion of the Closing Date Company Unit Consideration payable with respect to such Person in connection with the Closing, both in the aggregate and separated between the portion of Closing Date Company Unit Consideration attributable to Company Membership Interests held by such Person immediately prior to the Effective Time.  An illustrative example of the Distribution Waterfall (giving effect to an illustrative Closing Date Company Unit Consideration equal to the Base Purchase Price) is set forth in Section 9.18(c) of the Company Disclosure Letter.

“Environmental Laws” means any Laws regulating, relating to or imposing liability or standards of conduct concerning protection of the environment or of human health or employee health and safety with respect to exposure to harmful or deleterious substances.

“Environmental Permits” means any Permits pursuant to or required under any Environmental Law.

“Environmental Report” means any report, study, assessment, audit, or other similar document that addresses any issue of actual or potential noncompliance with, actual or potential liability under or cost arising out of, or actual or potential impact on business in connection with, any Environmental Law or any proposed or anticipated change in or addition to any Environmental Law.

“Equity Interests” means any and all shares, interests, participations, other equity interests of any kind or other equivalents (however designated) of capital stock of a corporation and any and all ownership or equity interests of any kind in a Person (other than a corporation), including membership interests, partnership interests, joint venture interests, phantom stock, stock appreciation rights and beneficial interests, preemptive rights, puts, calls, stock based performance units and any and all warrants, options, rights to vote or purchase or any other rights or securities convertible into, exchangeable for, exercisable for or related to any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the related rules and regulations promulgated thereunder.

“Fraud” means actual and intentional fraud committed by a Party hereto with respect to the making of the representations and warranties included herein.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means, anywhere in the world, any supranational, national, federal, state, provincial, municipal, local or foreign government, governmental or quasi-governmental authority (including the United States Coast Guard), regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body or other tribunal.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” means, as to any Person (i) the outstanding principal amount of indebtedness of such Person for borrowed money plus any accrued interest thereon, secured or unsecured, or in respect of loans, (ii) the outstanding principal amount of indebtedness of such Person evidenced by notes, bonds, debentures or similar instruments, plus any accrued interest thereon, (iii) all obligations of such Person with respect to surety bonds, letters of credit, bankers’ acceptances or similar facilities (in each case, only to the extent drawn), (iv) the liability of such Person under any interest rate, currency or other swap or hedge agreement or similar transactions to terminate or unwind such agreement or transaction (with any amounts that would be paid to such Person in connection with such termination or unwinding to reduce the amount of Indebtedness of such Person), (v) all recorded and unrecorded capitalized lease obligations of such Person, (vi) all obligations of such Person for deferred purchase price of property, assets or services or for earn-outs, holdbacks of purchase price or other similar obligations (but excluding any trade payables or accrued expenses arising in the ordinary course of business), including any unearned income set forth on Section 9.18(b) of the Company Disclosure Letter, (vii) any prepayment penalties, breakage costs and expenses and make-whole premiums which are due at the Closing, under any Indebtedness set forth in the other clauses of this definition, as a result of the consummation of the transactions contemplated by this Agreement and (viii) any accrued and unpaid distributions by the Company or any Company Subsidiaries (other than with respect to distributions to the Company or another Company Subsidiary), and direct or indirect guarantees of any of the foregoing of any other Person. For the avoidance of doubt, “Indebtedness” does not include any (A) the leases set forth on Section 9.18(a) of the Seller Disclosure Letter, (B) accrued interest related to the Company’s Interest Free Financing Program, (C) any repurchase obligations or claw back rights under any dealer’s floorplan financing arrangement relating to the Company’s or any Company Subsidiary’s products (including any repurchase obligations in the event that minimum sales requirements are not satisfied), (D) intercompany indebtedness between or among the Company and any Company Subsidiaries (or between or among any Company Subsidiaries), (E) any ordinary course trade payables that are not over 90 days past due or are being disputed in good faith or (F) any amounts included in Transaction Expenses.

“Intellectual Property” means all worldwide intellectual and industrial property rights, including all (i) patents, patent applications and inventions, (ii) trademarks, service marks, corporate names, trade names, domain names, social and mobile media identifiers, logos, trade dress, design rights, and other designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights, (iv) trade secrets, know-how, technology, methods, processes, algorithms and confidential information, (v) artists’ and performers’ rights, including rights of performance, publicity, attribution and integrity, and (vi) all applications, registrations, renewals, continuations, continuations-in-part, divisionals, reissues, re-examinations, extensions and foreign counterparts of any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means each of Jacob Vogel, Andrew Bona, Andy Roeder, and Scott Kantz.

“Knowledge” means the actual knowledge, upon reasonable and customary investigation, of (a) with respect to the Company, the persons set forth in Section 9.18(e) of the Company Disclosure Letter and (b) with respect to Parent, Buyer and Merger Sub, the officers and directors of Parent, Buyer and Merger Sub as of the date of this Agreement, as applicable.

“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property that is used in the Company’s or any of its Subsidiaries’ business.

“Lien” means any lien (statutory or otherwise), pledge, hypothecation, mortgage, lease, restriction, covenant, title defect, assignment, charge, encumbrance, adverse right, claim, option, right of first refusal, preemptive right or security interest of any kind or nature whatsoever, but excluding any non-exclusive Intellectual Property licenses granted or to be granted to third parties in the ordinary course of business.

 “Loss” means, for any Person, any and all losses, liabilities, damages, claims, awards, Proceedings, judgments, amounts paid in settlement, costs, Taxes, interest, penalties and expenses (including reasonable attorneys’ fees and fees of other advisors and court costs) suffered or incurred by such Person.

“Management Agreement” means that certain Management Agreement dated as of December 10, 2009, by and between the Company and Balmoral Advisors, LLC, as amended.

“Materials of Environmental Concern” shall mean: (i) any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, asbestos containing materials, pollutants, contaminants, and radioactivity; and (ii) any other substances that are regulated pursuant to any Environmental Law.

“Net Working Capital” means Current Assets minus Current Liabilities.  For the avoidance of doubt, Net Working Capital shall not include or be calculated to take into account Indebtedness or Transaction Expenses.

“Net Working Capital Calculation” means the calculation set forth on Exhibit E, in a manner consistent with the Accounting Principles, for illustrative purposes only, of the Net Working Capital as of March 31, 2018, including the line items to be included as Current Assets and Current Liabilities in the calculation of the Net Working Capital.

“Order” means any order, writ, injunction, decree, judgment, award, injunction, settlement, stipulation or similar requirement issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent), other than with regards to Tax matters.

“Owned Real Property” means all real property and interest in real property owned in fee by the Company or any of its Subsidiaries

“Parent Material Adverse Effect” means any event, change, condition, occurrence or effect that, individually or in the aggregate with all other events, changes, conditions, occurrences or effects that prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, Parent’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis by the Outside Date.

“Permit” means any license, permit, certificate, registration, approval or authorization from any Governmental Entity.

“Permitted Lien” means (i) any Lien for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens, including statutory liens, in each case incurred in the ordinary course of business to secure claims which are not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) statutory landlords’ Liens and Liens granted to landlords under any lease, (v) any purchase money security interests, equipment leases or similar financing arrangements, (vi) encumbrances, restrictions, easements, covenants, conditions, rights of way, matters that would be disclosed by an accurate survey or inspection of the real property or other similar matters which do not materially and adversely affect the use and operation of any such real properties for purposes of the business as conducted thereon or currently contemplated by the Company to be conducted thereon at the time hereof and (vii) zoning, building, entitlement, and other similar restrictions regulating the use or occupancy of real property or the activities conducted thereon which do not materially and adversely affect the use and operation of any such real properties for purposes of the business as conducted thereon or currently contemplated by the Company to be conducted thereon.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof, and for the avoidance of doubt shall include any “group” (as set forth in Section 13(d)(3) of the Exchange Act) of Persons.

“Personal Data” has the same meaning as the term “personal data,” “personal information,” or the equivalent under applicable Data Protection Laws.

“Proceeding” means any suit, action, proceeding, arbitration, mediation, litigation, audit, hearing, inquiry commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

“Product” means any product marketed, manufactured, created, distributed or sold by or on behalf of the Company or any Company Subsidiary or currently under development by the Company or any Company Subsidiary.

“Representatives” means, with respect to any Person, such Person’s and its Affiliates officers, agents, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) and debt financing sources.

“R&W Policy” means that certain representation and warranty insurance policy for the benefit of Parent and Buyer obtained in connection with this Agreement.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State.

“SEC” means the U.S. Securities and Exchange Commission.

“Specified Qualifications” means the qualifications as to materiality in Section 3.9(a), in the first sentence of Section 3.10(a), in the first sentence of Section 3.16 and in Section 3.17.

“Standard” means any state, federal or industry safety standard, or other standard promulgated by any Governmental Entity, including the standards promulgated by the American Boat & Yacht Council, the United States Coast Guard, and the National Marine Manufacturer’s Association.

“Subsidiary” means, with respect to any Person, any other corporation, partnership, joint venture, limited liability company or any other entity (i) of which such first Person or a Subsidiary of such first Person is a general partner or managing member or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or Persons performing similar functions with respect to such entity is directly or indirectly owned or controlled by such first Person and/or one or more Subsidiaries thereof.

“Target Working Capital Range” means $5,935,000 to $6,935,000.

“Tax Benefit” means the actual Tax savings derived by a party from the relevant item in the first taxable year in which such item is properly includible in a Tax Return.  The amount of any such savings shall be determined by preparing the relevant Tax Return with and without the relevant item and shall be equal to the amount by which the Tax due as set forth in the Tax Return prepared without such item is greater than the Tax due as set forth in the Tax Return prepared with such item.

“Tax Return” means any report, return, document, declaration or other information or filing with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including, without limitation, information returns, declarations of estimated Taxes, amended returns or claims for refunds (and any attachments thereto).

“Taxes” means any and all federal, state, local, foreign or other taxes, charges, fees, levies, or other assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including any income, franchises, windfall or other profits, gross receipts, property, escheat, unclaimed property, fringe benefit, capital, sales, use, transfer, registration, property, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, customs, duties, occupation, premium or net worth, excise, withholding, ad valorem, value added, estimated or other tax, charge, fee, levy, or other assessments of any kind.

“Transaction Agreements” means this Agreement (including the Exhibits hereto and any certificates delivered hereunder), the Company Disclosure Letter, the Employment Agreements, the agreements relating to the dissolution of Boat Management, LLC, the agreements relating to the Restructuring and the Real Property Lease Amendment.

“Transaction Expenses” means, to the extent remaining unpaid as of the Closing, the following fees, costs, commissions and expenses incurred, payable or reimbursable by the Company or any of its Subsidiaries or by or on behalf of the Company Members, the Holder Representative or their respective Affiliates (in each case to the extent such amounts are a liability of the Company or any of its Subsidiaries) in connection with the preparation, negotiation or execution of this Agreement and the consummation or performance of any of the transactions contemplated by this Agreement and the other Transaction Agreements (i) the fees and expenses payable by the Company or any of its Subsidiaries to any financial advisors or outside counsel engaged by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and the other Transaction Agreements; provided that, for the avoidance of doubt, this shall not include the fees and expenses set forth on Section 9.18(d) of the Company Disclosure Letter, (ii) the fees and expenses payable by the Company or any of the Company’s Subsidiaries to outside accountants or other advisors, which fees and expenses were incurred in connection with this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby, (iii) the fees and expenses payable by the Company or any of its Subsidiaries pursuant to the Management Agreement and any other transaction fees, management fees, advisory fees or similar payments payable to Balmoral Advisors, LLC or any of its Affiliates (whether deferred, accrued and unpaid or payable upon execution of this Agreement, the other Transaction Agreements or the consummation of the transactions contemplated hereby or thereby), (iv) any portion of fees and expenses that the Company is responsible for paying pursuant to Section 5.3, (v) any success, change of control, retention, “single trigger” severance or other special bonuses or compensatory payments (whether deferred or otherwise) payable to any current or former employee or other individual service provider of the Company or any of its Subsidiaries to the extent such payments arise, are triggered by, or are payable by either the Company or any of its Subsidiaries as a result of or in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements (and not any action by Parent after the Closing), (vi) the employer portion of any employment, payroll, social security, unemployment or other Taxes or other amounts associated with the amounts set forth in clause (v) of this definition; (vii) any amounts payable by the Company pursuant to Section 5.13 relating to the redemption, repurchase or transfer of Equity Interests in Highwater Marine LLC; and (viii) 50% of the premium for the R&W Policy.  For the avoidance of doubt, “Transaction Expenses” shall not include any portion of fees and expenses incurred by the Company or any of the Company’s Subsidiaries that Parent is responsible for paying pursuant to Section 5.3 and Section 5.5

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“Updated Distribution Waterfall” means a schedule setting forth, for each Company Member, based on the Per Interest Payment Amount for each Company Membership Interest held by such Person immediately prior to the Effective Time, the portion of the Company Unit Consideration, as applicable, payable with respect to such Person in connection with the Closing, both in the aggregate and separated between the portion of the Company Unit Consideration attributable to Company Membership Interests held by such Person immediately prior to the Effective Time, as finally determined in accordance with Section 2.4.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar state or local “mass layoff” or “plant closing” Laws, or other Laws requiring advance notice of termination of employment and/or payments to affected employees.

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IN WITNESS WHEREOF, Parent, Buyer, Merger Sub, the Company and the Holder Representative have caused this Agreement to be duly executed, all as of the date first written above.

POLARIS INDUSTRIES INC.

By:            /s/ Lucy Clark Dougherty
Name:            Lucy Clark Dougherty
Title:            Vice President and Secretary

POLARIS SALES INC.

By:            /s/ Lucy Clark Dougherty
Name:            Lucy Clark Dougherty
Title:            Vice President and Secretary

BEAM MERGER SUB, LLC

By:            /s/ Robert Mack
Name:            Robert Mack
Title:            President, Treasurer and Assistant Secretary

BOAT HOLDINGS, LLC

By:                /s/ Jacob S. Vogel
Name:     Jacob S. Vogel
Title:       Chief Executive Officer

HOLDER REPRESENTATIVE

By:            /s/ Jonathan Victor
Name:            Jonathan Victor

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